EXHIBIT 10.38

ASSET PURCHASE AGREEMENT

between

ANDREW CORPORATION,

as the Buyer,

and

EMS TECHNOLOGIES, INC.,

as the Seller,

Dated as of October 31, 2006

i

ii

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of October 31, 2006 (this “Agreement”), is between ANDREW CORPORATION, a Delaware corporation (the “Buyer”), and EMS TECHNOLOGIES, INC., a Georgia corporation (the “Seller”). Each of the Buyer and the Seller is referred to individually in this Agreement as a “Party” and collectively as the “Parties.”

RECITALS

A. The Seller, through its EMS Wireless division (including its Subsidiary EMS Brazil), is engaged in the business of designing, manufacturing and marketing a line of radio frequency products and services, including base-station antennas, repeaters and accessories and related maintenance and services used by service providers in cellular and PCS telecommunications networks, primarily in the United States and Brazil (the “Business”).

B. The Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, the Business, and in connection therewith the Buyer is willing to assume certain specified liabilities and obligations of the Seller relating thereto, all upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing, the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority.

“Affiliate”, with respect to any specified Person, means any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Ancillary Agreements” means the Bill of Sale, the Intellectual Property Assignments, the Assumption Agreement and the Transition Services Agreement.

“Assumption Agreement” means an instrument of assignment and assumption, in substantially the form set forth in Exhibit A, pursuant to which the Buyer shall assume all of the liabilities of the Seller as of the Closing Date that are included in the Assumed Liabilities.

“Bill of Sale” means a bill of sale, in substantially the form set forth in Exhibit B, transferring to the Buyer all of the tangible personal property owned or held by the Seller as of the Closing Date that is included in the Transferred Assets.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Atlanta, Georgia or the city of Chicago, Illinois.

“Business Employees” means all individuals set forth on Annex 1.

“Buyer Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to the ability of the Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Control”, including the terms “Controlled by” and “under common Control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“Employee Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all formal written plans and all other compensation and benefit plans, contracts, policies, programs and arrangements of the Seller (other than routine administrative procedures) in connection with the Business in effect as of the date of this Agreement, including all pension, profit sharing, savings and thrift, bonus, stock bonus, stock option or other cash or equity-based incentive or deferred compensation, severance pay and medical and life insurance plans in which any of the Business Employees or their dependents participate.

“EMS Brazil” means EMS Wireless do Brasil Ltda., enrolled with the National Legal Entities Registry (CNPJ) in Brazil under No. 03.945.567/0001-29.

“Encumbrance” means any charge, claim, mortgage, lien, option, pledge, security interest or other restriction of any kind.

“Environmental Laws” means any Laws of any Governmental Authority or applicable jurisdiction relating to protection and clean up of the air, the land, the water and the environment and activities or conditions related thereto including those relating to the generation, handling, disposal, transportation, or release of or exposure to Hazardous Material.

“Environmental Permits” means all Permits under any Environmental Law reasonably required in the operation or conduct of the Business as currently conducted.

“Final Working Capital” means the current assets of the Business less the current liabilities of the Business (in each case including EMS Brazil on a consolidated basis, including cash and cash equivalents of EMS Brazil) as of 11:59 p.m. Atlanta, Georgia time on the day immediately prior to the Closing Date, prepared in accordance with the guidelines on Exhibit C, and as reflected on the Working Capital Schedule.

“First Commercial Sale” means, with respect to the SelectaCell Products, the date any such product is first sold by the Buyer or an Affiliate of the Buyer to a non-affiliated third party.

“GAAP” means United States generally accepted accounting principles as in effect on the date of this Agreement.

“Governmental Authority” means any United States or non-United States national, federal, state or local governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body.

“Hazardous Material” means any pollutant, contaminant, waste, hazardous substance, hazardous waste, toxic substance, petroleum or petroleum-based substance or waste, asbestos or asbestos-containing materials, polychlorinated biphenyls, or any other material or substance which is defined in, regulated under or for which liability or standards of care are imposed by any Environmental Law.

“Intellectual Property” means all intellectual property rights arising under the Laws of the United States or any other jurisdiction with respect to the following: (a) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”); (b) patents and patent applications and rights in respect of utility models or industrial designs (collectively, “Patents”); (c) copyrights and registrations and applications therefor (collectively, “Copyrights”); (d) know-how, ideas, inventions, invention records or disclosures, discoveries, methods, processes, technical data, specifications, research and development information, technology, Software, data bases, test information and other proprietary or confidential information, including marketing strategies and customer lists that are the subject of reasonable efforts under the circumstances to maintain the confidentiality thereof and derive economic value from not being generally known (collectively, “Trade Secrets”).

“Intellectual Property Assignments” means instruments of assignment in substantially the form of Exhibit D, transferring to the Buyer all of the Owned Business Registered IP.

“Known,” with respect to the Seller or the Buyer, means the actual or constructive knowledge of the persons listed under the appropriate caption in Schedule 1.1(a) of the Disclosure Schedules, including the knowledge such persons would have following reasonable inquiry, as of the date the applicable representation or warranty is made or deemed made hereunder (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.

“LXE” means LXE Inc., a Georgia corporation.

“Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to (a) the business, assets, condition (financial or otherwise) or results of operations of the Business or (b) the ability of the Seller timely to perform its obligations under the Transaction Documents or timely to consummate the transactions contemplated thereby; provided, however, that “Material Adverse Effect” shall not include the effect of any event, change, circumstance, effect, or state of facts arising out of or attributable to any of the following, either alone or in combination: (i) the base-station antenna and repeater business generally, (ii) general economic or political conditions in the United States or Brazil, (iii) the public announcement of this Agreement or of the consummation of the transactions contemplated by this Agreement or (iv) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events occurring after the date of this Agreement, in each case, occurring after the date hereof and, in the case of clauses (i), (ii) and (iv), that does not materially and adversely affect the Business in a manner that is substantially different from the impact to the other businesses in the industry.

“Net Sales” means the sum of (a) the net sales recognized with respect to the SelectaCell Products, by the Buyer or any Affiliate of the Buyer (or any successor to the ownership of the SelectaCell Products), to any non-Affiliate third party, for all the units of such SelectaCell Products so sold, and (b) any net licensing revenues recognized by the Buyer or any Affiliate of the Buyer (or any successor to the ownership of the technology associated with the SelectaCell Products) relating to the license of the Intellectual Property included within the SelectaCell Products in connection with the sale of SelectaCell Products or any OEM program relating to the SelectaCell Products, in each case, in accordance with United States generally accepted accounting principles, applied on a basis consistent with the Buyer’s past practice, as in effect at the time such net sales or net revenues are recognized; provided, however, that Net Sales shall not be affected by payments by the Buyer to the Seller pursuant to Section 5.15.

“Permitted Encumbrance” means, with respect to any Transferred Asset, (a) statutory liens for current Taxes not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Seller for a period greater than 60 days, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other similar land use and environmental regulations by Governmental Authorities and (d) all exceptions, restrictions, easements, imperfections of title, charges, rights of way and other Encumbrances that do not, individually or in the aggregate, materially interfere with the present use of such Transferred Asset in the Business as presently conducted.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Products” means any and all products manufactured, marketed, distributed or sold by the Business prior to the Closing Date.

“Product Warranty Costs” means all costs and expenses reasonably incurred by the Buyer or any of its Affiliates from and after the Closing Date, including manufacturing overhead but excluding general and administrative overhead, to the extent arising out of or resulting from any warranty obligations existing with respect to the Products on the Closing Date, including any such reasonable costs and expenses relating to refunds, repairs, exchanges, adjustments or returns made by customers of the Business with respect to such Products pursuant to rights under such warranty obligations.

“Purchase Price” means $50,500,000.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Material into the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Material through or into the air, soil, surface water, groundwater or other environmental media.

“Restricted Activities” means any of the development, manufacture, distribution or sale of tower-mounted and other fixed terrestrial base station antennas and fixed terrestrial indoor and outdoor signal repeaters intended for use as part of, or in connection with the use of, any terrestrial cellular or PCS wireless telecommunications network, in each case, anywhere in North America, Central America or South America; provided, however, that, notwithstanding the foregoing, the Seller shall not be prohibited from developing, manufacturing, distributing or selling any product for end use by any government in military and defense applications.

“SelectaCell Patents” means those Patents included within the Transferred Assets identified in Exhibit E.

“SelectaCell Products” means the product of the Business known as the SelectaCell 1900 MHz indoor repeater and any other indoor repeater product that is (a) covered by one or more claims of the SelectaCell Patents and (b) derived from and has substantially the same functional specifications as the SelectaCell 1900 MHz indoor repeater.

“Seller’s Product Warranty Share” means seventy-five percent (75%) of all Product Warranty Costs incurred by the Buyer or any of its Affiliates with respect to any individual product model (as determined by SKU number) or component, or any particular design or manufacturing defect common to multiple product models or components (a “Significant Warranty Event”), during the two-year period immediately following the Closing Date; provided, however, that (a) the Seller shall not have any responsibility or liability for such Product Warranty Costs with respect to any Significant Warranty Event until the aggregate Product Warranty Costs with respect to such Significant Warrant Event exceed $300,000, in which case Seller’s Product Warranty Share shall be calculated from the first dollar of the Product Warranty Costs associated with such Significant Warranty Event, and (b) in no event shall the aggregate amount of Seller’s Product Warranty Share for all Significant Warranty Events exceed $1,200,000.

“Software” means computer software programs and related documentation and materials, whether in source code, object code or human readable form; provided, however, that Software does not include software that is available generally through retail stores, distribution networks or is otherwise subject to “shrink-wrap” license or “click-through” agreements, including any software pre-installed in the ordinary course of business as a standard part of hardware, equipment or fixtures purchased by the Seller or EMS Brazil and used in the Business.

“Subsidiary” of any Person means any other Person of which an amount of the outstanding voting securities or other voting equity interests sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests) is owned, directly or indirectly, by such first Person.

“Target Working Capital Amount” means $16,657,014, which reflects the current assets and the current liabilities of the Business (in each case including EMS Brazil on a consolidated basis, but excluding cash and cash equivalents of EMS Brazil) as of 11:59 p.m. Atlanta, Georgia time on September 30, 2006, prepared in accordance with the guidelines on Exhibit C.

“Tax” (and, with correlative meaning, “Taxes”) means (a) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Authority; and (b) any liability of the Seller or EMS Brazil for the payment of amounts described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group or as a result of any obligation of under any Tax sharing agreement or Tax indemnity agreement.

“Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

“Transaction Documents” means this Agreement, the Ancillary Agreements and the documents delivered in connection herewith and therewith.

“Transition Services Agreement” means the agreement, in substantially the form set forth in Exhibit F, pursuant to which the Seller will provide certain services to the Buyer for the period of time set forth in such agreement.

“Working Capital Schedule” means a statement of the current assets and the current liabilities of the Business (in each case including EMS Brazil on a consolidated basis) as of 11:59 p.m. Atlanta, Georgia time on the day immediately prior to the Closing Date, prepared in accordance with the guidelines on Exhibit C.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
Adjusted Purchase Price	2.9(d)
Agreed Rate	2.9(e)
Agreement	Preamble
Allocation Schedule	2.10
Amendment to the Articles of Association	2.7(a)(iii)
Assumed Liabilities	2.3
Balance Sheet	3.5(a)
Business	Recitals
Business Intellectual Property	2.1(c)
Business Permits	2.1(g)
Buyer	Preamble
Buyer Indemnified Parties	8.2
Buyer Savings Plan	5.6(d)
Buyer Welfare Benefit Plans	5.6(e)(i)
Certidão Negativa perante o INSS	2.7(a)(iv)
Certificado de Regularidade perante o FGTS	2.7(A)(v)
Certidão Conjunta de Débitos Relativos a Tributos Federais e à Dívida Ativa da União	2.7(a)(vi)
Certidão Negative de Débitos da Receita Estadual	27(A)(vii)
Closing	2.6
Closing Date	2.6
Closing Date Amount	2.7(b)
COBRA Coverage	5.6(e)(i)
Confidentiality Agreement	5.7
Contracts	2.1(a)
Disclosure Schedules	Article III
EMS Brazil Balance Sheet	3.5(b)
EMS Brazil Contracts	3.16(a)
EMS Brazil Financial Statements	3.5(b)
EMS Brazil Receivables	3.17
EMS Brazil Unaudited Balance Sheet	3.5(b)
EMS Permits	3.7(c)
Excluded Assets	2.2
Excluded Liabilities	2.4
Financial Statements	3.5(a)
Fundamental Representations	8.1
HSR Act	3.36b)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Independent Accounting Firm	2.9(c)
Inventory	2.1(f)
Landlord Estoppels	5.8(e)
Leased Real Property	3.12
Losses	8.2
Material Contracts	3.16(a)
Names	5.9
Notice of Disagreement	2.9(b)

Owned Business Patents	3.13(a)
Owned Business Registered Copyrights	3.13(a)
Owned Business Registered IP	3.13(a)
Owned Business Registered Marks	3.13(a)
Party	Preamble
Permits	3.7(b)
Pre-Closing Tax Period	6.1(b)
Post-Closing Tax Period	6.1(b)
Product Authorizations	3.3(b)
Product Warranties Notice of Disagreement	5.17(a)
Product Warranty Costs Schedule	5.17(a)
Quotas	2.1(j)
Real Property	2.1(b)
Receivables	2.1(d)
Representatives	5.2(a)
Required Consents	5.8(a)
Royalty Payment	5.15(a)
Royalty Period	5.15(a)
Seller	Preamble
Seller Indemnified Parties	8.3
Tangible Personal Property	2.1(e)
Target Amount	5.15(a)
Target SelectaCell Payment	5.15(a)
Termination Date	9.1(d)
Third Party Claim	8.4(a)
Transfer Taxes	6.1(a)
Transferred Assets	2.1
Transferred Employees	5.6(a)
WARN Act	3.23

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), and (vi) the terms “year” and “years” mean and refer to calendar year(s).

(b) Unless otherwise set forth in this Agreement, references in this Agreement to any document, instrument or agreement (including this Agreement) (i) includes and incorporates all exhibits, schedules and other attachments thereto, (ii) includes all documents, instruments or agreements issued or executed in replacement thereof and (iii) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Buyer all of the Seller’s right, title and interest as of the Closing Date in, to and under the Transferred Assets, and the Buyer shall purchase, acquire, accept and pay for the Transferred Assets and assume the Assumed Liabilities. “Transferred Assets” shall mean all of the Seller’s right, title and interest in, to and under all of the business, the assets, properties, rights and goodwill (wherever located), real or personal, whether tangible or intangible, that are owned by or leased or licensed to the Seller and used, held for use or intended to be used primarily in the Business (other than the Excluded Assets), as of the Closing Date, including the assets, properties and rights referred to below:

(a) all contracts and agreements, oral or written, to which the Seller is a party or by which the Seller is bound that are used, held for use or intended to be used primarily in the Business, or that arise primarily out of the operation or conduct of the Business or to which the Transferred Assets are subject including all contracts and agreements listed in Schedule 3.16 of the Disclosure Schedules (collectively, the “Contracts”);

(b) all real property, leaseholds and other interests in real property leased by the Seller and used, held for use or intended to be used primarily in the Business, together with the Seller’s right, title and interest in, to and under all structures, facilities or improvements located thereon, all fixtures, systems, equipment and other items of personal property attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing (the “Real Property”);

(c) all Intellectual Property owned by or licensed to the Seller and used, held for use or intended to be used primarily in the Business (including any confidentiality agreements to protect the Seller’s interest therein) (the “Business Intellectual Property”);

(d) all accounts receivable, notes receivable and other receivables due to the Seller in connection with the Business (the “Receivables”), together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto;

(e) all machinery, equipment, furniture, furnishings, parts, spare parts, vehicles and other tangible personal property or interests therein owned or leased by the Seller and used, held for use or intended to be used primarily in the Business (the “Tangible Personal Property”);

(f) all raw materials, work-in-progress, finished goods, supplies, packaging materials and other inventories (including in transit, on consignment or in the possession of any third party) owned by the Seller (including any of the foregoing in possession of third parties) and used, held for use or intended to be used primarily in the Business (the “Inventory”);

(g) all Permits of the Seller used, held for use or intended to be used primarily in the Business (the “Business Permits”);

(h) all files, invoices, customers’ and suppliers’ lists, other distribution lists, billing records, sales and promotional literature, manuals and customer and supplier correspondence of the Seller relating primarily to the Business;

(i) all credits, prepaid expenses, deferred charges (other than deferred Taxes), advance payments, prepaid items and security deposits that are used, held for use or intended to be used primarily in, or arising primarily out of or relating primarily to, the Business;

(j) 1,936,560 quotas in EMS Brazil (including the quota currently held by LXE) representing 100% of its capital, free and clear of any Encumbrances (the “Quotas”);

(k) all rights to causes of action, lawsuits, judgments, claims, credits and demands of any nature in favor of the Seller to the extent relating to the Business or the Transferred Assets, including all rights under all guarantees, warranties, indemnities and similar rights in favor of the Seller;

(l) all goodwill generated by or associated with the Business; and

(m) all rights in and to products sold in the operation or conduct of the Business.

Section 2.2 Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, the Seller is not selling, and the Buyer is not purchasing, any of the following assets of the Seller (except to the extent that such assets are assets directly owned by EMS Brazil), all of which shall be retained by the Seller (collectively, the “Excluded Assets”):

(a) all of the Seller’s cash and cash equivalents as of 11:59 p.m. Atlanta, Georgia time on the day immediately prior to the Closing Date;

(b) the Seller’s corporate books and records of internal corporate proceedings, Tax Returns, taxpayer and other identification numbers;

(c) all rights in the following names and marks and any variation or derivation thereof: “EMS,” “EMS Technologies” and “EMS Wireless”;

(d) all of the Seller’s bank accounts;

(e) all (i) accounting records (including records relating to Taxes) and internal reports relating to the business activities of the Seller that are not Transferred Assets, and (ii) work papers and books and records relating to the Business that the Seller is required by Law to retain; provided, however, that the Seller shall provide copies of such accounting records, internal reports, work papers and books and records to the extent that they would reasonably be expected to relate primarily to the operation and conduct of the Business following the Closing;

(f) any interest in or right to any refund of any Taxes for which the Seller is liable pursuant to this Agreement, except to the extent such refund is treated as a current asset in the calculation of Final Working Capital;

(g) any insurance policies and rights, claims or causes of action thereunder;

(h) except as specifically provided in Section 5.6, any assets relating to any Employee Plan;

(i) all rights, claims and causes of action to the extent relating to any Excluded Asset or any Excluded Liability;

(j) the assets of the Seller listed in Exhibit G; and

(k) all rights of the Seller under the Transaction Documents.

Section 2.3 Assumed Liabilities. In connection with the purchase and sale of the Transferred Assets pursuant to this Agreement, as of the Closing, the Buyer shall assume and pay, discharge, perform or otherwise satisfy the following liabilities and obligations of the Seller relating to the Business (the “Assumed Liabilities”):

(a) all liabilities (other than liabilities for Taxes) of the Business reflected or reserved against in the Balance Sheet;

(b) all liabilities (other than liabilities for Taxes) accruing, arising out of or relating to the conduct or operation of the Business incurred subsequent to the date of the Balance Sheet in the ordinary course of business consistent with past practice that would have been required by GAAP to be reflected or reserved against in the Balance Sheet had such liabilities existed as of the date of the Balance Sheet; provided, however, that in no event shall the Assumed Liabilities include indebtedness for borrowed money or guarantees thereof;

(c) all liabilities accruing, arising out of or relating to the conduct or operation of the Business by the Buyer or the ownership or use of the Transferred Assets by the Buyer from and after the Closing Date;

(d) all liabilities for Taxes accrued as current liabilities in the calculation of Final Working Capital (but only to the extent of the amount so accrued) and for Taxes allocated to the Buyer pursuant to Article VI;

(e) all liabilities and obligations of the Seller under the Contracts and the Business Permits to the extent such liabilities and obligations are not required to be performed prior to the Closing Date; provided, however, that if such liability or obligation relates to an obligation of the Seller to make a cash payment under a Contract relating to the period prior to the Closing Date, then the Buyer shall assume such liability or obligation only to the extent it is included in the calculation of Final Working Capital;

(f) all rights of return and warranty obligations of the Seller or EMS Brazil associated with the Products (other than Seller’s Product Warranty Share); and

(g) all liabilities assumed by the Buyer pursuant to Section 5.6.

Section 2.4 Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the Buyer is not assuming and the Seller shall pay, perform or otherwise satisfy, all liabilities, obligations or commitments other than the Assumed Liabilities specifically listed in Section 2.3 (the “Excluded Liabilities”) (in the case of liabilities, obligations or commitments of EMS Brazil, solely for purposes of Article VIII), including the following:

(a) all liabilities for Taxes of the Seller except those allocated to the Buyer pursuant to Section 2.3(d);

(b) any liability that is not assumed by the Buyer pursuant to Section 5.6, including any liability with respect to any retention plans implemented by the Seller or by EMS Brazil prior to the Closing;

(c) any indebtedness for borrowed money or guarantees thereof of the Seller or EMS Brazil outstanding as of the Closing Date;

(d) any liability or obligation relating to an Excluded Asset;

(e) any Losses to the extent arising out of or resulting from any actual, material breach by the Seller or EMS Brazil under any Contract prior to the Closing (other than any right of return or warranty obligation of the Seller or EMS Brazil associated with the Products, which shall be assumed by the Buyer to the extent provided in Section 2.3(f));

(f) any liability, obligation or commitment of the Seller or EMS Brazil, whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown, arising primarily out of the operation or conduct by the Seller or EMS Brazil of any business other than the Business;

(g) any Losses to the extent arising out of or resulting from (i) any Action pending or threatened against the Seller or EMS Brazil as of the Closing Date, (ii) any actual, material violation by the Seller or EMS Brazil of any Applicable Law prior to the Closing, or (iii) any action, omission or event prior to the Closing relating to any of the matters described on Schedule 3.7 (for the avoidance of doubt, any rights of return and warranty obligations relating to such matters shall be Excluded Liabilities notwithstanding Section 2.3(f) or any other provision hereof);

(h) any liability of the Seller or EMS Brazil pursuant to any Environmental Law arising from or relating to any action, event, circumstance or condition occurring or existing on or prior to the Closing Date;

(i) any liability, obligation or commitment of the Seller or EMS Brazil to any of their respective Affiliates; and

(j) all liabilities for the Taxes of EMS Brazil (or any predecessor thereof) for any taxable period ending prior to the Closing Date except those allocated to the Buyer pursuant to Section 2.3(d).

Section 2.5 Consideration.

(a) In full consideration for the sale, assignment, transfer, conveyance and delivery of the Transferred Assets to the Buyer, at the Closing, the Buyer shall (a) pay to the Seller an amount equal to the Purchase Price and (b) assume the Assumed Liabilities. The Purchase Price shall be payable in accordance with Section 2.7 and shall be subject to adjustment as provided in Section 2.9.

(b) Notwithstanding anything to the contrary, the Purchase Price will be reduced by the amount of any withholding income tax that, in the Buyer’s reasonable discretion, may be imposed by the Brazilian Taxing Authority on capital gain, if any, realized by the Seller as a result of the sale of the Quotas.

Section 2.6 Closing. The sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of King & Spalding LLP, 1180 Peachtree Street, Atlanta, GA 30309, at 10:00 A.M. Atlanta time on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver by the Party entitled to the benefit thereof of all conditions to the obligations of the Parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date but subject to the satisfaction of such conditions), or at such other place or at such other time or on such other date as the Seller and the Buyer mutually may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

Section 2.7 Transactions to be Effected at the Closing. At the Closing:

(a) The Seller shall deliver to the Buyer

(i) an appropriately executed Bill of Sale;

(ii) an appropriately executed Intellectual Property Assignments;

(iii) an amendment to the articles of association of EMS Brazil (“Amendment to the Articles of Association”), duly executed by the Seller and by LXE in the form of Exhibit H, reflecting (A) transfer of the Quotas from the Seller and LXE to the Buyer, and (B) modification of the corporate name of the company so as to exclude the expression “EMS”;

(iv) a valid negative certificate issued by the Social Security National Institute attesting that EMS Brazil has no outstanding debts (“Certidão Negativa perante o INSS (CND INSS)”);

(v) a valid Certificate issued by the Federal Unemployment Fund attesting that EMS Brazil is in good standing with such Fund (“Certificado de Regularidade perante o FGTS”);

(vi) a valid Certificate issued by the Federal Government attesting that EMS Brazil has no pending debts with the Federal Government (“Certidão Conjunta de Débitos Relativos a Tributos Federais e à Dívida Ativa da União”);

(vii) a valid Certificate issued by the State Government of Paraná stating that EMS Brazil has no pending debts with the State Government of Paraná (“Certidão Negative de Débitos da Receita Estadual”);

(viii) duly signed resignations (from the applicable board of directors and officers), effective immediately after the Closing, of all applicable directors and officers of EMS Brazil; and

(ix) the consents referred to in Section 7.3(a) and such other appropriately executed deeds (in recordable form), bills of sale, assignments, instruments of transfer and other documents as the Buyer or its counsel may reasonably request to effect the transfer of the Transferred Assets, and to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

(b) The Buyer shall deliver to the Seller (i) payment, by wire transfer to a bank account designated in writing by the Seller (such designation to be made at least two business days prior to the Closing Date), in immediately available funds in U.S. dollars in an amount (the “Closing Date Amount”) equal to (A) the Purchase Price plus or minus (B) an estimate, prepared by the Seller (and reasonably satisfactory to the Buyer) and delivered to the Buyer at least two Business Days prior to the Closing Date, of any adjustment to the Purchase Price under Section 2.9 based on the most recent date practicable, (ii) an appropriately executed Assumption Agreement and (iii) such other documents as the Seller or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

(c) The Buyer and the Seller shall execute and deliver the Ancillary Agreements (other than the Bill of Sale and the Assumption Agreement).

Section 2.8 Risk of Loss. Until the Closing, any loss of or damage to the Transferred Assets from fire, casualty or any other occurrence shall be the sole responsibility of the Seller.

Section 2.9 Post-Closing Adjustment of Purchase Price.

(a) During the 60 days after the Closing Date, the Buyer shall prepare the Working Capital Schedule. The Buyer shall consult with the Seller and the parties shall cooperate with one another in the preparation of the Working Capital Schedule. Within 60 days after the Closing Date, the Buyer shall deliver to the Seller the Working Capital Schedule certified by an officer of the Buyer that it has been prepared in accordance with the requirements of Section 2.9.

(b) During the 20 Business Day period following the Seller’s receipt of the Working Capital Schedule, the Buyer shall cooperate with the Seller and its Representatives to provide them with any information used in preparing the Working Capital Schedule reasonably requested by the Seller and its Representatives and reasonably available to the Buyer. The

Working Capital Schedule shall become final and binding on the 20th Business Day following delivery thereof, unless prior to the end of such period, the Seller delivers to the Buyer written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any disputed item. The Seller shall be deemed to have agreed with all items and amounts in the Working Capital Schedule not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.9(c). Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts reflected on the Working Capital Schedule not being calculated in accordance with this Section 2.9.

(c) During the ten-Business Day period following delivery of a Notice of Disagreement by the Seller to the Buyer, if any, the Parties in good faith shall seek to resolve in writing any differences that they may have with respect to the matters specified therein. During such ten-Business Day period, the Seller shall cooperate with the Buyer and its Representatives to provide them with any information used in preparing the Notice of Disagreement reasonably requested by the Buyer or its Representatives and reasonably available to the Seller. Any disputed items resolved in writing between the Buyer and the Seller within such ten Business Day period shall be final and binding with respect to such items, and if the Seller and the Buyer agree in writing on the resolution of each disputed item specified by the Seller in the Notice of Disagreement and the amount of the Final Working Capital, the amount so determined shall be final and binding on the Parties for all purposes hereunder. If the Seller and the Buyer have not resolved all such differences by the end of such ten Business Day period, the Seller and the Buyer shall submit, in writing, to an independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amount of the Final Working Capital, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Final Working Capital, which determination shall be final and binding on the Parties for all purposes hereunder. The determination of the Independent Accounting Firm shall be accompanied by a certificate of the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 2.9. The Independent Accounting Firm shall be Deloitte & Touche or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the Seller and the Buyer. The Seller and the Buyer shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 20 Business Days following the submission thereof. The Independent Accounting Firm shall be authorized to resolve only those items remaining in dispute between the Parties in accordance with the provisions of this Section 2.9 within the range of the difference between the Buyer’s position with respect thereto and the Seller’s position with respect thereto. The Seller and the Buyer agree that judgment may be entered upon the written determination of the Independent Accounting Firm in any court referred to in Section 10.8. The costs of any dispute resolution pursuant to this Section 2.9(c), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Parties in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each Party incurred in connection with their preparation or review of the Working Capital Schedule and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such Party.

(d) The Purchase Price shall be adjusted (the “Adjusted Purchase Price”), upwards or downwards, as follows:

(i) if the Final Working Capital as finally determined pursuant to this Section 2.9 is greater than the Target Working Capital Amount, the Purchase Price shall be adjusted upwards in an amount equal to the difference between the Final Working Capital and the Target Working Capital Amount; and

(ii) if the Target Working Capital Amount is greater than the Final Working Capital as finally determined pursuant to this Section 2.9, the Purchase Price shall be adjusted downwards in an amount equal to the difference between the Target Working Capital Amount and the Final Working Capital.

(e) If the Adjusted Purchase Price is more than the Closing Date Amount, then the Buyer shall pay to the Seller, and if the Adjusted Purchase Price is less than the Closing Date Amount, the Seller shall pay to the Buyer, within five Business Days after the Final Working Capital becomes final, the amount of such difference by wire transfer in immediately available funds in U.S. dollars. Amounts to be paid pursuant to this Section 2.9(e) shall bear interest from the Closing Date to the date of such payment at an annual rate equal to the three-month LIBOR rate in effect as of the third Business Day prior to the date the payment is made (the “Agreed Rate”). Payments in respect of this Section 2.9(e) shall be made within three Business Days of final determination of the Final Working Capital pursuant to the provisions of this Section 2.9 by wire transfer of United States dollars in immediately available funds to such account or accounts as may be designated in writing by the Party entitled to such payment at least two Business Days prior to such payment date.

Section 2.10 Allocation. Within 30 days after the determination of the Final Working Capital, the Buyer shall deliver to the Seller a schedule (the “Allocation Schedule”) allocating the Purchase Price (and any other items treated as consideration for the Transferred Assets, except the Quotas, for Tax purposes) among the Transferred Assets and the covenant of the Seller set forth in Section 5.12; provided, however, that the portion of the Purchase Price related to the Quotas will be agreed by the Buyer and the Seller prior to the Closing and reflected in the Amendment to the Articles of Association executed on the Closing Date. The remaining portion of the consideration will be allocated to the remainder of the Transferred Assets in accordance with this Section 2.10. The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. Such allocation shall be deemed final unless the Seller has notified the Buyer of any disagreement with the Allocation Schedule within 20 Business Days after submission thereof by the Buyer. In the event of such disagreement, the Parties hereto shall use reasonable efforts to reach agreement on a reasonable allocation of consideration among the Transferred Assets. In the event that the Parties hereto do not agree to a Purchase Price allocation in accordance with this Section 2.10, the Independent Accounting Firm shall make a determination as to each disputed item which shall be binding upon the Parties. The Buyer and the Seller each agrees to file Internal Revenue Service Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with the

Allocation Schedule as finally determined by the Parties or the Independent Accounting Firm, as the case may be. The Buyer and Seller each agrees to provide the other promptly with any other information required to complete Form 8594.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

Except as set forth in the Disclosure Schedules attached to this Agreement (collectively, the “Disclosure Schedules”), the Seller hereby represents and warrants to the Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.1 Organization and Qualification.

(a) The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia and has full corporate power and authority to own, lease and operate the Transferred Assets and to carry on the Business as it is now being conducted. The Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the ownership or operation of the Transferred Assets or the conduct or operation of the Business makes such qualification or licensing necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The certificate of incorporation and bylaws of the Seller, as amended, that are filed with the Securities and Exchange Commission are true and complete in all material respects.

(b) EMS Brazil is an entity duly organized and validly existing under the Laws of Brazil and has the power and authority to own, lease and operate its assets and to carry on its business as it is now being conducted.

Section 3.2 Authority. The Seller has full corporate power and authority to execute and deliver each of the Transaction Documents, to perform its obligations thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Seller of the Transaction Documents and the consummation by the Seller of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Seller will be a party will have been, duly executed and delivered by the Seller. This Agreement constitutes, and upon their execution each of the Ancillary Agreements will constitute, the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Seller of this Agreement do not and the execution, delivery and performance of each of the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, will not:

(i) conflict with or violate the certificate of incorporation or bylaws of the Seller or similar organizational documents of EMS Brazil;

(ii) conflict with or violate in any material respect any material Law applicable to the Seller or EMS Brazil, the Business or any of the Transferred Assets or by which the Seller or EMS Brazil, the Business or any of the Transferred Assets may be bound or affected; or

(iii) except as set forth in Schedule 3.3(a), conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any approval, consent or authorization of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any Material Contract;

except, in the case of clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Neither the Seller nor EMS Brazil is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Seller or EMS Brazil of each of the Transaction Documents to which the Seller or EMS Brazil will be a party or the consummation of the transactions contemplated thereby or in order to prevent the termination of any right, privilege, license or qualification of the Business, except for (i) any filings required to be made under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) any filings required to be made to the Brazilian Antitrust Authority which may be necessary or advisable to obtain consent for the transactions contemplated by the Transaction Documents, (iii) any notice, authorization, approval, order, permit or consent of any Governmental Authority required for the Buyer to manufacture, market, distribute, sell, service or repair the Products (the “Product Authorizations”), (iv) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (v) as may be necessary as a result of any facts or circumstances relating to the Buyer or any of its Affiliates (as opposed to any other third party).

Section 3.4 Transferred Assets.

(a) Upon consummation of the transactions contemplated by this Agreement, at the Closing the Seller will have assigned, transferred and conveyed to the Buyer good, valid and marketable title to all of the Transferred Assets, free and clear of all Encumbrances (other than Permitted Encumbrances), subject to Section 2.5.

(b) Except as set forth in Schedule 3.4 of the Disclosure Schedules, the transfer to the Buyer of the Transferred Assets pursuant to this Agreement, together with the Buyer’s rights under the Transaction Documents, comprise all the assets required to operate the Business in substantially the same manner as such operations are being conducted on the date hereof. Except as set forth in Schedule 3.4 of the Disclosure Schedules, the Seller and its

Affiliates (other than EMS Brazil) do not provide any corporate support or other services to the Business.

Section 3.5 Financial Statements; No Undisclosed Liabilities.

(a) True and complete copies of the unaudited consolidated balance sheet of the Business (including EMS Brazil on a consolidated basis) as at September 30, 2006 (the “Balance Sheet”), and the related unaudited consolidated statements of results of operations and cash flows of the Business (including EMS Brazil on a consolidated basis) for the nine-month period ending September 30, 2006, together with all related notes and schedules thereto (collectively referred to as the “Financial Statements”) are attached as Schedule 3.5(a) of the Disclosure Schedules. The Financial Statements (i) have been prepared based on the books and records of the Seller and EMS Brazil pertaining to the Business; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated; and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Business (including EMS Brazil on a consolidated basis) as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject to normal and recurring year-end audit adjustments and the absence of notes, in each case, that will not, individually or in the aggregate, be material.

(b) True and complete copies of (i) the unaudited consolidated balance sheet of EMS Brazil as of December 31, 2005 (the “EMS Brazil Balance Sheet”), and the related unaudited consolidated statements of results of operations and cash flows of EMS Brazil for the fiscal year ended December 31, 2005, together with all related notes and schedules thereto, and (ii) the unaudited consolidated balance sheet of EMS Brazil as of September 30, 2006 (the “EMS Brazil Unaudited Balance Sheet”), and the related unaudited consolidated results of operations and cash flows for the nine-month period ended September 30, 2006, are attached as Schedule 3.5(b) of the Disclosure Schedules (collectively referred to as the “EMS Brazil Financial Statements”). The EMS Brazil Financial Statements (x) have been prepared based on the books and records of EMS Brazil; (y) have been prepared on a consistent basis throughout the periods indicated; and (z) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of EMS Brazil as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject to normal and recurring year-end audit adjustments and the absence of notes, in each case, that will not, individually or in the aggregate, be material.

(c) Insofar as is Known to the Seller, there are no debts, liabilities, obligations, or commitments, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, of the Business of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities, obligations and commitments (i) reflected or reserved against on the Financial Statements and on the EMS Brazil Financial Statements, (ii) incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) There are no debts, liabilities, obligations or commitments, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, of

EMS Brazil, other than any such debts, liabilities, obligations and commitments (i) reflected or reserved against on the EMS Brazil Unaudited Balance Sheet or (ii) incurred since the date of the EMS Brazil Unaudited Balance Sheet in the ordinary course of business consistent with past practice.

Section 3.6 Absence of Certain Changes or Events. Since the date of the Balance Sheet: (a) the Seller and EMS Brazil have conducted the Business, in all material respects, in the ordinary course of business and consistent with past practice; (b) there has not occurred any Material Adverse Effect; (c) there has been no physical damage, destruction or loss in respect of the Transferred Assets that would, after taking into account any recoveries under the Seller or EMS Brazil’s insurance policies that would be payable to the Buyer in connection therewith, reasonably be expected to have a Material Adverse Effect; and (d) the Seller and EMS Brazil have not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 3.7 Compliance with Law; Permits.

(a) Except as set forth on Schedule 3.7, the Seller and EMS Brazil are and have been in compliance with all Laws applicable to them in connection with the conduct or operation of the Business and the ownership or use of the Transferred Assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Seller nor EMS Brazil has received any written communication during the past three years that alleges that the Business is not in compliance in any material respect with any Applicable Law.

(b) The Seller or EMS Brazil is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for it to own, lease and operate the Transferred Assets and to carry on the Business as currently conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Seller or EMS Brazil is in compliance with the Permits and no suspension or cancellation of any of the Permits is pending or, insofar as is Known to the Seller or EMS Brazil, threatened, except, in each case, where the failure to so comply, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Seller nor EMS Brazil has received any written notice of any Actions relating to the revocation or modification of any such Permits and none of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated thereby.

(c) EMS Brazil is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for it to own, lease and operate its assets and to carry on its business as currently conducted (the “EMS Permits”), except where the failure to have, or the suspension or cancellations of, any of the EMS Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, EMS

Brazil is in compliance with the EMS Permits and no suspension or cancellation of any of the EMS Permits is pending or, insofar as is Known to Seller or EMS Brazil, threatened, except, in each case, where the failure to so comply, or the suspension or cancellation of, any of the EMS Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Seller nor EMS Brazil has received any written notice of any Actions relating to the revocation or modification of any such EMS Permits and none of such EMS Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated thereby.

Section 3.8 Litigation. As of the date hereof, there is no Action by or against the Seller or EMS Brazil in connection with the Business pending, or insofar as is Known to the Seller or EMS Brazil, threatened in writing (a) pursuing any criminal sanctions or penalties, (b) seeking equitable or injunctive relief, (c) that relates to or involves more than $50,000, or (d) that would otherwise, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or would affect the legality, validity or enforceability of any of the Transaction Documents or the consummation of the transactions contemplated thereby. Neither the Seller nor EMS Brazil is a party or subject to, in violation of, or in default under any material Judgment applicable to the conduct of the Business or any Transferred Asset or Assumed Liability. As of the date hereof, there is not any Action by the Seller or EMS Brazil pending, or which the Seller or EMS Brazil intends to initiate, against any other Person arising out of the conduct of the Business. Insofar as is Known to the Seller or EMS Brazil, there is no pending or threatened investigation of or affecting the conduct of the Business or any Transferred Asset or Assumed Liability

Section 3.9 Employee Plans. Schedule 3.9 of the Disclosure Schedules sets forth all material Employee Plans. The Seller has made available to the Buyer a true and complete copy of the following documents: (a) each writing constituting an Employee Plan, (b) the current summary description of each Employee Plan and any material modifications thereto, (c) the most recent determination letter from the IRS, if any, with respect to any Employee Plan qualified under Section 401(a) of the Code and (d) the most recent annual report on IRS Form 5500, if any, filed by the Seller for each Employee Plan. Seller represents and warrants that Annex 1 includes the name of each employee whose duties, as of the date of this Agreement, relate primarily to the operations of the Business.

Section 3.10 Labor and Employment Matters. Neither the Seller nor EMS Brazil is a party to any labor or collective bargaining contract that pertains to any Business Employees. Insofar as is Known to the Seller or EMS Brazil, (a) there are no organizing activities or collective bargaining arrangements that could affect the Business pending or under discussion with any labor organization or Business Employees and (b) there are no lockouts, strikes, slowdowns or work stoppages pending or threatened by or with respect to any Business Employees. Neither the Seller nor EMS Brazil is engaged in any unfair labor practice in connection with the conduct of the Business. There are no pending, or, insofar as is Known to Seller or EMS Brazil, threatened, charges in connection with the conduct of the Business against the Seller, EMS Brazil or any current or former employee of the Business before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices. Neither the Seller nor EMS Brazil has not received any written notice during the past three years of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Business and, insofar as is Known to Seller or EMS Brazil, no such investigation is in progress.

Section 3.11 Insurance. The Business and the Transferred Assets are covered by insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for similar businesses (taking into account the cost and availability of such insurance). No notice of cancellation or termination has been received with respect to any such policy as of the date hereof, the premium with respect to such policies have been paid and all such insurance policies are in full force and effect and will remain in full force and effect up to and including the time of the Closing (other than those that have been retired or expired in the ordinary course).

Section 3.12 Real Property. Schedule 3.12 of the Disclosure Schedules lists the street address of each parcel of Real Property leased by the Seller or by EMS Brazil and used, held for use or intended to be used in the conduct of the Business (the “Leased Real Property”) and the identity of the lessor of each such parcel of Leased Real Property. The Seller or EMS Brazil, as the case may be, has a valid leasehold estate in all Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. Neither the Seller nor EMS Brazil has received written notice from any Governmental Authority that any of the Leased Real Property is not in material compliance with all applicable Laws, except for such failures to comply, if any, which have been remedied. All leases in respect of the Leased Real Property are in full force and effect, neither the Seller nor EMS Brazil has received any written notice of a breach or default thereunder, and insofar as is Known to the Seller or EMS Brazil, no event has occurred that, with notice or lapse of time or both, would constitute a breach or default thereunder. Insofar as is Known to the Seller or EMS Brazil, there is no pending or written threat of condemnation or similar proceeding affecting the Leased Real Property or any portion thereof. The Seller has made available to the Buyer true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property. There has not been any sublease or assignment entered into by the Seller or by EMS Brazil in respect of the leases relating to the Leased Real Property. Neither the Seller nor EMS Brazil own any Real Property used, held for use or intended to be used primarily in the conduct of the Business. EMS Brazil does not own any United States real property interest as defined in Section 897 of the Code and the regulations promulgated thereunder.

Section 3.13 Intellectual Property.

(a) Schedule 3.13(a)(i) of the Disclosure Schedules sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by the Seller or by EMS Brazil and included in the Business Intellectual Property (collectively, the “Owned Business Registered Marks”), Schedule 3.13(a)(ii) of the Disclosure Schedules sets forth an accurate and complete list of all Patents owned by the Seller or by EMS Brazil and included in the Business Intellectual Property (collectively, the “Owned Business Patents”) and Schedule 3.13(a)(iii) of the Disclosure Schedules sets forth an accurate and complete list of all registered Copyrights and all pending applications for registration of Copyrights owned by the Seller or EMS Brazil and included in the Business Intellectual Property (collectively, the

“Owned Business Registered Copyrights” and, together with the Owned Business Patents and Owned Business Registered Marks, the “Owned Business Registered IP”). Schedule 3.13(a)(iv) of the Disclosure Schedules sets forth all Software owned by or licensed to and used by the Seller or EMS Brazil which is material to the conduct of the Business as currently conducted.

(b) Schedules 3.13(a)(i)–3.13(a)(iii) of the Disclosure Schedules set forth a list of all jurisdictions in which each item of listed Owned Business Registered IP is registered or registrations have been applied for and all registration and application numbers thereof. Except as set forth in Schedules 3.13(a)(i)-3.13(a)(iii) of the Disclosure Schedules, no Owned Business Registered IP has been or is now involved in any interference, reissue, reexamination, opposition or cancellation proceeding, and insofar as is Known to the Seller or EMS Brazil, no such action is or has been threatened with respect to any of the Owned Business Registered IP. Insofar as is Known to the Seller or EMS Brazil, the Owned Business Registered IP is valid and subsisting, and no written claim challenging the validity or enforceability of any of the Owned Business Registered IP has been received by the Seller or EMS Brazil. All filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Owned Business Registered IP have been paid.

(c) Schedule 3.13(c) of the Disclosure Schedule sets forth an accurate and complete list of all material licenses, sublicenses, options or other Contracts relating in whole or in part to the Business Intellectual Property (including any license or other Contract under which the Seller is licensee or licensor of any Business Intellectual Property). The Seller or EMS Brazil is either the sole and exclusive owner of, or has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other Person, to the extent the Seller or EMS Brazil has and exercises such rights in the conduct of the Business as currently conducted, all the Business Intellectual Property. Neither the Seller nor EMS Brazil has received any written communication from any Person asserting any ownership interest in any Business Intellectual Property owned by the Seller or EMS Brazil. The consummation of the transactions contemplated by the Transaction Documents will not result in any material loss or impairment of, or payment of any material additional amounts with respect to, the Buyer’s right to own, use or hold for use any of the Business Intellectual Property.

(d) The Business Intellectual Property constitutes all of the Intellectual Property used, held for use or intended to be used by the Seller or EMS Brazil in the Business other than: (i) Intellectual Property assets that, individually or in the aggregate, are not material to the Business, (ii) Intellectual Property identified in Schedule 3.13(d) of the Disclosure Schedules, (iii) Intellectual Property that is used to provide the services provided under the Ancillary Agreements, (iv) Excluded Assets, (v) goodwill and (vi) Copyrights (other than Copyrights in Software) that are not registered copyrighted materials and that are not used primarily in the Business.

(e) The Seller and EMS Brazil have taken reasonable steps to maintain the confidentiality of all material Trade Secrets of the Business. Each employee, consultant and contractor who participated in the creation of any Business Intellectual Property owned by the Seller or EMS Brazil is under binding legal obligations owed to the Seller or EMS Brazil, restricting such person’s right to disclose proprietary information of the Seller or EMS Brazil,

EMS Brazil and their Affiliates. Each employee, consultant and contractor is under binding legal obligations owed to the Seller or EMS Brazil to assign to the Seller or EMS Brazil any tangible or intangible property interest in any such Business Intellectual Property created by such Person.

(f) All tangible materials embodying Business Intellectual Property are either owned by the Seller or EMS Brazil or have been licensed to the Seller or EMS Brazil by the third party from which the Seller or EMS Brazil obtained such materials. None of the Business Intellectual Property is subject to any outstanding order, judgment, or stipulation restricting the use thereof by the Seller or EMS Brazil. There is no Action pending or, insofar as is Known to the Seller or EMS Brazil, threatened with respect to the Business Intellectual Property.

(g) Insofar as is Known to the Seller or EMS Brazil, none of the products or services distributed, sold or offered by the Business, nor any technology, Software or materials used in the conduct of the Business, in any material respect, infringes upon, misappropriates or violates any Intellectual Property of any third party or constitutes unfair competition or trade practices under the Laws of any jurisdiction, and neither the Seller nor EMS Brazil has received any written notice asserting or suggesting that any such infringement, misappropriation, violation, or unfair competition or trade practices has occurred. Insofar as is Known to the Seller or EMS Brazil, no third party is misappropriating or infringing any material Business Intellectual Property in a manner that would reasonably be expected to have a Material Adverse Effect. The Seller or EMS Brazil has the sole and exclusive right to bring actions for infringement, misappropriation or violation of the Business Intellectual Property owned by the Seller or EMS Brazil.

Section 3.14 Taxes. Except as set forth in Schedule 3.14 of the Disclosure Schedules:

(a) The Seller has filed all material Tax Returns required to have been filed by it (giving regard to permitted extensions of time to file) that relate to the Business or the Transferred Assets. EMS Brazil has filed all Tax Returns required to be filed by it. All such Tax Returns filed by EMS Brazil are complete and accurate and disclose all Taxes paid by EMS Brazil, and have been examined by the appropriate taxing authority, or the period for assessment of Taxes in respect of which each such Tax Return was required to be filed (taking into account all applicable extensions and waivers) has expired.

(b) All Taxes due and owing by the Seller that relate to the Business or the Transferred Assets have been timely paid, and all Taxes owed by EMS Brazil have been timely paid.

(c) With respect to any period for which material Tax returns have not yet been filed or for which material Taxes are not yet due or payable, such Taxes have been adequately provided for on the Balance Sheet, on the books and records of the Seller, on the EMS Brazil Unaudited Balance Sheet, or on the books and records of EMS Brazil, as applicable.

(d) No extension or waiver of any statute of limitations for the assessment or collection of any Taxes has been granted by any taxing authority in respect of Taxes that relate to the Business or the Transferred Assets (including EMS Brazil) and which extension or waiver is still in effect with respect to the Seller or EMS Brazil.

(e) No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings have been conducted within the last three years in connection with the Business or the Transferred Assets and the Seller has no notice of the pendency of any such audit, examination or proceedings.

(f) No audits or administrative or judicial Tax proceedings have been conducted within the last three years in connection with the Taxes of EMS Brazil, and EMS Brazil has no notice of the pendency of any such audit, examination or proceeding.

(g) There is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to the Taxes of EMS Brazil.

(h) All monies required to be withheld by the Seller or EMS Brazil or by EMS Brazil (including from Business Employees for income Taxes and social security and other payroll Taxes) have been collected or withheld, and either paid to the relevant taxing authorities, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books of the Business or EMS Brazil, as applicable.

(i) EMS Brazil (i) is not a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments from and after the Closing Date, and (ii) is not subject to any rulings, request for rulings, closing agreements or similar arrangement which could affect liability for Taxes from and after the Closing Date.

(j) EMS Brazil has never been a member of any consolidated, combined, affiliated or unitary group of corporations for Tax purposes.

(k) Since December 31, 2005, (i) there has not been any material change by EMS Brazil in accounting or Tax reporting principles, methods or policies, and (ii) EMS Brazil has not made or rescinded any material election with respect to Taxes or settled or compromised any material claim with respect to Taxes.

(l) Except as set forth in Section 2.5(b), no transaction contemplated by this Agreement is subject to withholding under any applicable Tax law.

(m) The Seller will not realize any capital gain as a result of receiving the portion of the Purchase Price allocated to the Quotas.

Section 3.15 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Seller and EMS Brazil are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits in connection with the conduct or operation of the Business and the ownership or use of the Transferred Assets, as applicable, and (ii) there are no written claims pursuant to any Environmental Law pending or, insofar as is Known to the Seller or EMS Brazil, threatened, against the Seller or against EMS Brazil in connection with the conduct or operation of the Business or the ownership or use of the Transferred Assets, as applicable, and (iii) there has been no Release of Hazardous Material by the Seller or by EMS Brazil or, insofar as is Known to the Seller or EMS Brazil, by any other Person, on, at or from any of the Leased Property, which, in each case, could reasonably be expected to result in material obligations, liabilities or costs under Environmental Laws.

(b) Neither the Seller nor EMS Brazil has received any written notice that it is, or may be, a liable party in connection with any property where any Hazardous Material generated by or as a result of the operations of the Transferred Assets has been sent for treatment or disposal.

(c) The representations and warranties contained in this Section 3.15 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related to the Business, the Transferred Assets or the Seller or EMS Brazil’s ownership or operation thereof.

Section 3.16 Material Contracts.

(a) Schedule 3.16 of the Disclosure Schedules lists each of the following written Contracts and each of the following contracts and agreements, oral or written, to which EMS Brazil is a party or by which EMS Brazil is bound (“EMS Brazil Contracts”) (such Contracts and EMS Brazil Contracts as described in this Section 3.16(a) being “Material Contracts”):

(i) all Contracts that provide for payment or receipt by the Seller or EMS Brazil in connection with the Business of more than $100,000 per year, including any such Contracts with customers or clients;

(ii) all Contracts relating to indebtedness for borrowed money;

(iii) all Contracts that limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time;

(iv) all employment Contracts;

(v) all Contracts with (A) any shareholder or Affiliate of the Seller or EMS Brazil or (B) any current or former officer, director or employee of the Seller or EMS Brazil or any of their Affiliates (other than employment Contracts covered by clause (iv) above);

(vi) all Contracts with any Person under which (A) the Seller or EMS Brazil is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) the Seller or EMS Brazil is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by the Seller or EMS Brazil, in any such case which has an aggregate future liability or receivable, as the case may be, in excess of $50,000 per year and is not terminable by the Seller or EMS Brazil by notice of not more than 60 days without payment or penalty;

(vii) (A) all continuing Contracts for the future purchase of materials, supplies or equipment, including Contracts with minimum purchase requirements (and other than purchase orders for inventory in the ordinary course of the Business consistent with past practice), (B) all management, service, consulting or other similar Contracts and (C) all advertising agreements or arrangements, in any such case that has an aggregate future liability to any Person in excess of $50,000 per year and is not terminable by the Seller or EMS Brazil by notice of not more than 60 days without payment or penalty;

(viii) all Contracts (including any so-called take-or-pay or keepwell agreements) under which (A) any Person has directly or indirectly guaranteed indebtedness, liabilities, obligations or commitments of the Seller or EMS Brazil or (B) the Seller or EMS Brazil has directly or indirectly guaranteed indebtedness, or other liabilities, obligations or commitments of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of the Business);

(ix) all Contracts under which the Seller or EMS Brazil has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Seller and other than extensions of trade credit in the ordinary course of the Business);

(x) all Contracts for the sale of any Transferred Asset (other than Inventory sales in the ordinary course of the Business) or the grant of any preferential rights to purchase any Transferred Asset;

(xi) all Contracts providing for the services of any dealer, distributor, sales representative, franchisee or similar representative involving the payment or receipt over the life of such Contract in excess of $100,000 per year by the Seller or EMS Brazil;

(xii) all joint venture, partnership or similar Contracts;

(xiii) all leases, subleases, if any, or similar contracts with any Person under which the Seller or EMS Brazil is a lessor or sublessor of, or makes available for use to any Person, (A) any Leased Real Property or (B) any portion of any premises otherwise occupied by the Seller;

(xiv) all Contracts granting a Lien upon any Real Property or any other Transferred Asset;

(xv) all powers of attorney (other than a power of attorney given in the ordinary course of the Business and consistent with past practice with respect to routine Tax matters);

(xvi) all Contracts with, or licenses or permits by or from, any Governmental Authority; and

(xvii) any other Contract that is material to the Business, taken as a whole.

(b) Each Material Contract (i) is valid and binding on the Seller or EMS Brazil and, insofar as is Known to the Seller or EMS Brazil, the counterparties thereto, and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Schedule 3.3(a) of the Disclosure Schedules are not obtained, shall continue in full force and effect without penalty or other adverse consequence. Neither the Seller nor EMS Brazil is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Seller nor EMS Brazil has received any written notice of the intention of any party to terminate any of the Material Contracts.

(c) As of the Closing Date, the aggregate amount of unfulfilled purchase commitments under all blanket purchase orders of the Business that cannot be cancelled without liability will not exceed $4,000,000.

Section 3.17 Receivables. Schedule 3.17 of the Disclosure Schedules sets forth an accurate and complete breakdown and aging of all Receivables, and all accounts receivable, notes receivable and other receivables due to EMS Brazil (“EMS Brazil Receivables”), as of the date of this Agreement. All Receivables and EMS Brazil Receivables listed or required to be listed in such Schedule 3.17 represent valid obligations of customers of the Seller or EMS Brazil arising from bona fide transactions entered into in the ordinary course of business.

Section 3.18 Customers and Suppliers; Product Retrievals. Schedule 3.18 of the Disclosure Schedules sets forth a true and complete list of the names of the ten largest customers (in terms of sales by the Business) to whom the Business has sold products during the year ended December 31, 2005 and the ten largest suppliers or service providers (in terms of products or services purchased by the Business) from whom the Business has purchased supplies or services during the year ended December 31, 2005. Except as set forth in Schedule 3.18 of the Disclosure Schedules, (a) neither the Seller nor EMS Brazil has received any written statement from any customer or supplier whose name appears (or is required to appear) on such list that such customer or supplier will not continue as a customer or supplier of the Business after the Closing, (b) insofar as is Known to the Seller (with no obligation of the Seller or EMS Brazil to make any inquiry of any customer or supplier), no customer or supplier whose name appears (or is required to appear) on such list intends in the six months after October 1, 2006 to reduce the volume of business transactions by such Person with the Business by more than 20% as compared to the volume of Business transactions by such Person with the Business, as applicable, in the six month period preceding October 1, 2006, and (c) there have been no product retrievals, product recalls or market withdrawals (in each case, whether voluntary, required by Law or otherwise) of products designed, manufactured, marketed, distributed or sold by the Business as a result of possible design defects, manufacturing defects or otherwise, including failure to satisfy product specifications, with respect to such products, and to the actual knowledge of the persons listed under “Seller” in Schedule 1.1(a), there are no facts or circumstances that would reasonably be expected to result in such actions.

Section 3.19 Inventory. All Inventory of the Business, whether reflected in the Financial Statements or otherwise, is of good and merchantable quality, is usable in the ordinary course of the Business and is free from defects in materials, workmanship and design, except for obsolete or surplus materials and materials of below standard quality which have been written down in the Financial Statements to realizable market value or for which adequate reserves have been provided therein; provided, however, that the Seller makes no representation or warranty with respect to the marketability or salability of such Inventory. For purposes of the preceding sentence, a defect in design means a failure to meet any key specification required for such Inventory to be used for its intended purpose. Neither the Business nor the Seller in connection with the Business nor EMS Brazil is under any material liability or obligation with respect to the return of Inventory or merchandise in the possession of wholesalers, retailers or other customers, other than such liabilities or obligations that are incurred in the ordinary course of business and consistent with past practice.

Section 3.20 Tangible Personal Property. Schedule 3.20 of the Disclosure Schedules sets forth a true and complete list of each item of Tangible Personal Property with a cost in excess of $10,000, indicating, in each case, a brief description, the cost thereof and the year acquired. Each item of Tangible Personal Property listed (or required to be listed) on Schedule 3.20 is in good working order (ordinary wear and tear excepted), is free from any material defect and has been maintained in all material respects in accordance with the past practice of the Business and generally accepted industry practice, and no repairs, replacements or regularly scheduled maintenance relating to any such item have been deferred. All leased Tangible Personal Property of the Business is in all material respects in the condition required of such property by the terms of the lease applicable thereto.

Section 3.21 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller or EMS Brazil.

Section 3.22 EMS Brazil.

(a) The issued and outstanding equity securities of EMS Brazil consist of the Quotas, which represent all of the issued and outstanding equity securities of EMS Brazil. As of the date hereof, the Quotas are the only equity securities of EMS Brazil issued and outstanding and no other equity securities of EMS Brazil are held by the Seller. All of the Quotas were duly authorized for issuance and are validly issued, fully paid and non-assessable. There are no existing options, warrants, calls, rights, commitments or other agreements of any character to which EMS Brazil is a party requiring, and there are no securities of EMS Brazil outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional quotas or other equity securities of EMS Brazil or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase quotas or other equity securities of EMS Brazil. Neither EMS Brazil nor Seller is a party to any voting trust or other voting agreement with respect to any of the Quotas or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the equity securities of EMS Brazil.

(b) EMS Brazil does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c) The Seller and LXE are the record and beneficial owners of the Quotas, free and clear of all Encumbrances. Each of the Seller and LXE has the authority and capacity to sell, transfer, assign and deliver the Quotas each owns as provided in this Agreement, and such delivery will convey to the Buyer good and marketable title to such Quotas, free and clear of any and all Encumbrances, charges, demands or adverse claims or other restrictions on the exercise of any of the attributes of ownership.

Section 3.23 WARN Act. No notice is required by the Seller under the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”), or any similar state or non-U.S. statute, otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring on or prior to the Closing Date (assuming the Buyer complies with its obligations under Section 5.6).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.1 Organization and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Buyer is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2 Authority. The Buyer has full corporate power and authority to execute and deliver each of the Transaction Documents to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by the Buyer of each of the Transaction Documents to which it will be a party and the consummation by the Buyer of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will have been, duly and validly executed and delivered by the Buyer. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will constitute, the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Buyer of this Agreement do not and the execution, delivery and performance of each of the Ancillary Agreements to which the Buyer will be a party, and the consummation of the transactions contemplated thereby will not:

(i) conflict with or violate the certificate of incorporation or bylaws of the Buyer;

(ii) conflict with or violate any Law applicable to the Buyer or by which any property or asset of the Buyer is bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent, approval or authorization of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any material contract or agreement to which the Buyer is a party;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b) The Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer of each of the Transaction Documents to which it will be party or the consummation of the transactions contemplated thereby or in order to prevent the termination of any right, privilege, license or qualification of the Buyer, except for (i) any filings required to be made to the Brazilian Antitrust Authority which may be necessary or advisable to obtain consent for the transaction contemplated in the Transaction Documents, (ii) any Product Authorizations, (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or (iv) as may be necessary solely as a result of any facts or circumstances relating to the Seller or any of its Affiliates.

Section 4.4 Financing. The Buyer has funds available, which taken together with available borrowing capacity under its existing revolving credit agreements, are sufficient to permit the Buyer to consummate the transactions contemplated by this Agreement and the

Ancillary Agreements. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that it shall not be a condition to the obligations of the Buyer to consummate the transactions contemplated hereby that the Buyer have sufficient funds for payment of the Purchase Price.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer.

Section 4.6 Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, insofar as is Known to the Buyer, threatened against the Buyer, by or before any Governmental Authority or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict the Buyer’s ability to consummate the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Prior to the Closing. The Seller agrees that, during the period from the date of this Agreement to the Closing, except as otherwise contemplated by this Agreement or Exhibit I, or as consented to by the Buyer (which consent shall not be unreasonably withheld or delayed), the Seller shall, and shall cause EMS Brazil to:

(a) use commercially reasonable efforts to conduct the Business substantially in the ordinary course and consistent with past practice;

(b) use commercially reasonable efforts to maintain and preserve the Business and the Transferred Assets in all material respects;

(c) not sell, lease, or otherwise dispose of any material assets of the Business, except Inventory and EMS Brazil Inventory in the ordinary course of the Business and consistent with past practice;

(d) not take any actions that would, or that would reasonably be expected to, cause any of the conditions set forth in Article VII not to be satisfied;

(e) not incur or permit the incurrence of any material Encumbrances (other than Permitted Encumbrances) on any of the Transferred Assets or any assets of EMS Brazil;

(f) not grant to any Business Employee any increase in compensation or benefits, except in the ordinary course of the Business and consistent with past practice or as may be required under Contracts as in effect on the date hereof;

(g) not cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value to the Business;

(h) not make any change in any method of accounting or accounting practice or policy applicable to the Business other than those required by GAAP;

(i) not acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than Inventory in the ordinary course of the Business and consistent with past practice) that are material, individually or in the aggregate, to the Business;

(j) not make or incur any capital expenditure with respect to the Business that, individually, is in excess of $75,000 or make or incur any such expenditures which, in the aggregate, are in excess of $150,000;

(k) not enter into any lease of real property or Contract that would be a Material Contract with respect to the Business, except any renewals of existing leases in the ordinary course of the Business and consistent with past practice;

(l) not modify, amend, terminate or permit the lapse of any lease of, or reciprocal easement agreement, operating agreement or other material Contract relating to leased Real Property of the Business, or any other Material Contract (except modifications or amendments associated with renewals of existing leases and other Material Contracts in the ordinary course of the Business and consistent with past practice with respect to which the Buyer shall have the right to participate);

(m) not prepare or file any Tax Return with respect to the Business inconsistent with past practice or, on any such Tax Return, take a position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(n) not take any action prior to the Closing other than in the ordinary course of the Business that could give rise to any Tax liability or reduce any Tax asset of the Buyer or give rise to any loss of the Buyer or its Affiliates under this Agreement;

(o) in the case of EMS Brazil, not declare or pay any dividend, or make any distribution to its quotaholders; provided, however, that the Seller may withdraw any cash balances of EMS Brazil prior to 11:59 p.m. Atlanta, Georgia time on the day immediately prior to the Closing Date; and

(p) not authorize, or commit or agree to take, any of the actions referred to in clauses (c) through (o) above.

Section 5.2 Covenants Regarding Information.

(a) From the date hereof until the Closing Date, upon reasonable notice, the Seller shall, and shall cause EMS Brazil to, afford the Buyer and its officers, employees, agents, accountants, advisors, bankers and other representatives (collectively, “Representatives”) reasonable access to the properties, offices, plants and other facilities, books and records of the Seller and EMS Brazil relating primarily to the Business, and shall furnish the Buyer with such financial, operating and other data and information to the extent relating primarily to the Business as the Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Buyer’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not unreasonably to interfere with the normal operations of the Seller, EMS Brazil and the Business. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Buyer or its Representatives if such disclosure would, in the Seller’s reasonable discretion after consultation with counsel, (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof or (iii) relate to any consolidated, combined or unitary Tax Return filed by the Seller or any Affiliate thereof or any of their respective predecessor entities; provided, however, that the Seller shall disclose to the Buyer the general nature of any such information that is excluded from disclosure and the reason therefor.

(b) In order to facilitate the resolution of any claims made against or incurred by the Seller (as it relates to the Business), for a period of seven years after the Closing or, if shorter, the applicable period specified in the Buyer’s document retention policy, the Buyer shall (i) retain the books and records relating to the Business relating to periods prior to the Closing and (ii) afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Buyer shall notify the Seller in writing at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 5.2(b).

(c) In order to facilitate the resolution of any claims made against or incurred by the Buyer or EMS Brazil, for a period of seven years after the Closing or, if shorter, the applicable period specified in the Seller’s document retention policy, the Seller shall (i) retain the books and records relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Buyer and (ii) upon reasonable notice, afford the Representatives of the Buyer reasonable access (including the right to make, at the Buyer’s expense, photocopies), during normal business hours, to such books and records to the extent relating primarily to the Business; provided, however, that the Seller shall notify the Buyer in writing at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide the Buyer the opportunity to copy such books and records in accordance with this Section 5.2(c).

Section 5.3 Update of Disclosure Schedules; Knowledge of Breach. The Seller shall promptly (within 10 Business Days) supplement or amend the Disclosure Schedules with respect to any matter hereafter arising or discovered which if existing or Known to the Seller at the date of this Agreement would have been required to be set forth or described in such Disclosure Schedules and also with respect to events or conditions arising after the date hereof and prior to Closing; provided, however, that any such supplemental or amended Disclosure Schedules shall have no effect for the purposes of determining the satisfaction of the conditions in Article VII or for the purposes of determining whether any person is entitled to indemnification pursuant to Article VIII; provided, further, notwithstanding the foregoing clause, with respect to matters hereafter arising, such supplemental or amended Disclosure Schedules shall be taken into account for purposes of determining whether any person is entitled to indemnification pursuant to Article VIII if (a) the Closing occurs even though, as a result of the matters set forth in such supplemental or amended Disclosure Schedules, the Buyer was not required to consummate the transactions contemplated by this Agreement because the conditions in Article VII were not satisfied (provided that the Seller acknowledges in writing to the Buyer prior to the Closing Date that the Buyer was not required to consummate such transactions because such conditions were not satisfied), or (b) the matter giving rise to any such supplement or amended Disclosure Schedule was related to an action that the Seller was not prohibited from taking under Section 5.1 of this Agreement.

Section 5.4 Notification of Certain Matters. Until the Closing, each Party shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event Known to such Party that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied.

Section 5.5 Intercompany Arrangements. All intercompany and intracompany accounts or contracts between the Business, on the one hand, and the Seller or EMS Brazil and its Affiliates, on the other hand, shall be cancelled without any consideration or further liability to any Party and without the need for any further documentation, immediately prior to the Closing.

Section 5.6 Employee Benefits.

(a) Continuity of Employment for all Business Employees. Effective as of the Closing Date, the Buyer shall offer employment to each Business Employee (or shall maintain the employment relationship between EMS Brazil and each Business Employee of EMS Brazil), in the same geographic location, and (other than those Business Employees set forth on Exhibit J) with base pay initially at least equal to his or her base rate of pay as in effect with respect to such employee immediately prior to the Closing Date. Business Employees who timely accept such offers of employment from the Buyer (in a manner reasonably specified by the Buyer) are referred to herein as “Transferred Employees.” Such employment by the Buyer shall commence effective as of the Closing Date, and shall be deemed for all purposes to have occurred with no interruption or break in service.

(b) Service Credit. The Transferred Employees shall receive credit for all periods of employment and/or service with the Seller and its Affiliates (including service with predecessor employers, where such credit was provided by the Seller or its Affiliates) prior to the Closing Date for purposes of eligibility, vesting and benefit accrual under the Buyer’s relevant plans and policies.

(c) Employee Benefits — General. Except as otherwise provided in Section 5.6(e), the Buyer shall provide the Transferred Employees with employee benefits that are substantially comparable in the aggregate to those provided to such individuals immediately prior to the Closing Date, subject only to a curtailment that the Buyer imposes on all of its employees (i.e., including the Business Employees) on a proportionate and across-the-board basis. The Seller shall bear the expense of and responsibility for all liabilities arising from claims by the Transferred Employees for benefits attributable to periods through the Closing Date under the Employee Plans maintained by the Seller, and the Buyer shall bear the expense of and responsibility for all liabilities arising from claims by the Transferred Employees for benefits attributable to periods after the Closing under the benefit plans maintained by the Buyer, including any claims under such plans relating to severance from employment on or after the Closing (including any such severance that relates to or results from any failure of the Buyer to comply with the provisions of this Section 5.6). Except as may be specifically required by this Agreement or by applicable Law, the Buyer shall not be obligated to continue to provide any particular employee benefits to any Transferred Employee.

(d) Defined Contribution Plans. The Buyer agrees to have in effect as of the Closing a defined contribution plan or plans with a salary reduction arrangement that covers Transferred Employees, the terms of which meet the requirements of Sections 401(a) and 401(k) of the Code (such plan or plans, the “Buyer Savings Plan”). Each Transferred Employee who satisfies the eligibility requirements of the Buyer Savings Plan as of the Closing Date shall be eligible to contribute to the Buyer Savings Plan commencing on the day after the Closing Date, or as soon as practicable thereafter. The Transferred Employees shall be permitted to roll over their account balances (excluding loan balances) from the Seller’s Retirement Program accrued through the Closing Date into their new accounts under the Buyer Savings Plan as soon as practicable after the Closing Date, but in no event later than ninety (90) days after the Closing Date or in contravention of ERISA or the Code.

(e) Welfare Benefit Plans.

(i) Effective as of the Closing, the Seller shall offer medical, dental, vision and health care flexible spending account continuation coverage under Sections 601 et seq. of ERISA (“COBRA Coverage”) and any state continuation coverage requirements to each Transferred Employee and each of his or her eligible beneficiaries for whom a “qualifying event” under COBRA occurs as of such Closing. For the period beginning as of the Closing and ending on December 31, 2006 (provided that if the Closing occurs after November 30, 2006, such period shall end 60 days after the Closing), the monthly cost of such COBRA Coverage to each Transferred Employee and each of his or her eligible beneficiaries who timely elects coverage shall equal the employee-paid portion of the monthly cost of such coverage for the Transferred Employee and any such beneficiaries immediately prior to the Closing. The Buyer shall assume and promptly reimburse the Seller for the balance of the cost of such COBRA Coverage during such period (net of any insurance proceeds or reimbursements received by the Seller with respect to such coverage). Effective as of January 1, 2007 (or 61 days after the Closing if the Closing occurs after November 30, 2006), the Buyer shall offer each Transferred Employee and each of his or her eligible dependents participation in the medical, dental, vision and health care flexible spending account plans of the Buyer. Effective for the period beginning as of the Closing and ending on December 31, 2006 (or 60 days after the Closing if the Closing occurs after November 30, 2006), the Seller shall continue the life, long-term disability and accidental death and dismemberment insurance coverage currently provided by Reliant Standard and the short-term disability coverage provided by the Seller with respect to each of the Transferred Employees and each of his or her eligible beneficiaries. For such period, the monthly cost of such coverage to each Transferred Employee and each of his or her eligible beneficiaries shall equal the employee-paid portion (if any) of the monthly cost of such coverage for the Transferred Employee and any such beneficiaries immediately prior to the Closing. The Buyer shall assume and promptly reimburse the Seller for the balance of the cost of such coverage during such period (net of any insurance proceeds or reimbursements received by the Seller with respect to such coverage). Effective as of January 1, 2007 (or 61 days after the Closing if the Closing occurs after November 30, 2006), the Buyer shall offer each of the Transferred Employees and each of his or her eligible dependents participation in the life, long-term disability, short-term disability insurance and accidental death and dismemberment insurance plans of the Buyer. With respect to all other welfare benefit plans, including short-term disability and severance benefits (all of such welfare plans, including the Buyer’s medical, dental, vision, health care flexible spending account, life insurance, long-term disability insurance and accidental death and dismemberment insurance plans described above in this paragraph, the “Buyer Welfare Benefit Plans”), the Buyer shall offer such other welfare benefit plans to the Transferred Employees as soon as practicable after the Closing Date, but in no event more than 30 days after the Closing Date.

(ii) Effective as of January 1, 2007 (or 61 days after the Closing if the Closing occurs after November 30, 2006), the Buyer shall assume all responsibilities and obligations for COBRA Coverage and any state continuation coverage requirements with respect to the Transferred Employees and their beneficiaries for whom a “qualifying event” under COBRA occurs after December 31, 2006 (or 60 days after the Closing if the Closing occurs after November 30, 2006). The Seller agrees that it shall retain responsibility for COBRA Obligations to all Business Employees and their qualified beneficiaries (i) who do not become Transferred Employees or (ii) for whom a “qualifying event” under COBRA occurs prior to January 1, 2007 (or 61 days after the Closing if the Closing occurs after November 30, 2006.

(f) Vacation Benefits. From and after the Closing Date, the Buyer shall recognize, and permit the Transferred Employees to use, all of the Transferred Employees’ accrued and unused vacation days to the extent reflected as a liability on the Working Capital Schedule (the Seller shall provide such information to the Buyer in connection with the Closing). The Buyer shall recognize service by each Transferred Employee with the Seller and its Affiliates for purposes of determining entitlement to vacation under the applicable vacation policy of the Buyer.

(g) Employee Information. The Seller shall deliver to the Buyer, within 20 days after the date hereof and again on the Closing Date, a list of each Business Employee, such Employee’s base salary and bonus opportunities, the Employee’s date of hire, the Employee Plans in which such Employee is eligible to participate, and the primary geographic location of his or her employment with the Seller, as of the date hereof, broken down into the following categories: (i) active, (ii) inactive on leave of absence with reemployment rights and (iii) on short-term disability under the Seller’s short-term disability policy.

(h) WARN Act. The Buyer agrees to provide any required notice under the WARN Act and any similar state or non-U.S. statute, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring after the Closing Date. The Seller agrees to provide any required notice under the WARN Act, and any similar state or non-U.S. statute, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring on or prior to the Closing Date.

(i) No Third-Party Beneficiaries. Nothing herein express or implied by this Agreement shall confer upon any Business Employee, or legal representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement.

Section 5.7 Confidentiality. Each of the Buyer and the Seller shall hold, and shall cause its Affiliates and Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other in connection with the transactions contemplated hereby pursuant to the terms of the confidentiality agreement dated August 29, 2006 between the Buyer and the Seller (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date, at which time such Confidentiality Agreement and the obligations of the Parties under this Section 5.7 shall terminate. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 5.8 Consents; Further Assurances.

(a) During the period prior to the Closing Date, the Seller shall use its commercially reasonable efforts to, and the Buyer shall cooperate with the Seller or EMS Brazil, in attempting to secure any consents, waivers and approvals of any third party (other than any Governmental Body) required to be obtained to consummate the transactions contemplated by this Agreement (collectively, the “Required Consents”); provided, however, that notwithstanding anything to the contrary in this Agreement, such efforts by the Seller shall not include any requirement of the Seller or any of its Affiliates to pay money to any third party, commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any third party (including payments to any Governmental Body in excess of normal filing fees), unless, in the case of any cost or expense incurred by the Seller or any of its Affiliates, the Buyer agrees to reimburse the Seller or such Affiliate for such cost or expense; provided, further, that prior to the Closing neither the Buyer nor its officers, employees or authorized representatives may contact any customer, supplier, lessor or other third party (other than any Governmental Body) in connection with any Required Consents without the Seller’s prior written consent (which consent shall not be unreasonably withheld). Except as otherwise expressly provided in this Section 5.8(a), the Seller shall not have any liability whatsoever to the Buyer arising solely out of or relating solely to the failure to obtain any Required Consents. No representation, warranty or covenant of the Seller contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied other than Sections 7.3(c) or 7.3(e), based solely on (i) the failure to obtain any such Required Consents, or (ii) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Required Consents.

(b) If any Required Consent is not obtained prior to Closing and as a result thereof the Buyer shall be prevented by such third party from receiving the rights and benefits with respect to such Transferred Asset intended to be transferred hereunder, or if any attempted assignment would adversely affect the rights of the Seller thereunder so that the Buyer would not in fact receive all such rights or the Seller would forfeit or otherwise lose the benefit of material rights that the Seller is entitled to retain, the Seller and the Buyer shall cooperate in any lawful and commercially reasonable arrangement, as the Seller and the Buyer shall agree, under which the Buyer would, to the extent practicable, obtain the economic claims, rights and benefits under such asset and, to the extent the Buyer obtains such claims, rights and benefits, assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to the Buyer. The Seller shall promptly pay to the Buyer when received all monies received by the Seller under such Transferred Asset or any claim or right or any benefit arising thereunder and, to the extent the Buyer obtains such claims, rights and benefits, the Buyer shall indemnify and promptly pay the Seller for all liabilities of the Seller associated with such Transferred Asset.

(c) Each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by the Transaction Documents as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by the Transaction Documents, including the Product Authorizations, and (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (to the extent necessary) or any other applicable Law.

(d) Each of the Parties shall promptly notify the other Party of any written communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Party to review in advance any proposed written communication by such Party to any Governmental Authority. Neither Party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Subject to the Confidentiality Agreement, the Parties will provide each other with copies of all non-confidential correspondence, filings or written communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(e) During the period prior to the Closing Date, the Seller shall use its reasonable best efforts to obtain an estoppel agreement from each of the landlords identified on Exhibit K in form and substance reasonably satisfactory to the Buyer (the “Landlord Estoppels”); provided, however, that notwithstanding anything to the contrary in this Agreement, such efforts by the Seller shall not include any requirements of the Seller or any of its Affiliates to pay money to any third party (including any landlord). The Seller shall not have any liability whatsoever to the Buyer arising solely out of or relating solely to the failure of the Seller to obtain any of the Landlord Estoppels. No representation, warranty or covenant of the Seller contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, based solely on (i) the failure to obtain any of the Landlord Estoppels, or (ii) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any of the Landlord Consents.

Section 5.9 Corporate Name. The Buyer acknowledges that, from and after the Closing Date, the Seller shall have the absolute and exclusive proprietary right to all names, marks, trade names and trademarks (collectively “Names”) incorporating “EMS” by itself or in combination with any other Name, and that none of the rights thereto or goodwill represented thereby or pertaining thereto are being transferred hereby or in connection herewith. The Buyer agrees that from and after the Closing Date it will not, nor will it permit any of its Affiliates (including EMS Brazil) to, use any name, phrase or logo incorporating “EMS” in or on any of its literature, sales materials or products or otherwise in connection with the sale of any products or services; provided, however, that the Buyer may continue to use any printed literature, sales materials, purchase orders and sales, maintenance or license agreements, and sell any products, that are included in the Inventory on the Closing Date and that bear a name, phrase or logo incorporating “EMS” (as limited by any existing agreements the Seller may have with third parties) until the supplies thereof existing on the Closing Date have been exhausted, but in any event for not longer than 30 days from the Closing Date. With respect to the printed purchase orders and sales, maintenance or license agreements referred to in the preceding sentence, from and after the Closing Date the Buyer shall sticker or otherwise mark such documents as necessary in order to indicate clearly that neither the Seller nor any of its Affiliates is a party to such documents. From and after the expiration of such 30 day period, the Buyer shall cease to use any such literature and sales materials, delete or cover (as by stickering) any such name, phrase or logo from any item included in the Inventory that bears such name, phrase or logo and take such other actions as may be necessary or advisable to clearly and prominently indicate that neither the Buyer nor any of its Affiliates is affiliated with the Seller or any of its Affiliates.

Section 5.10 Refunds and Remittances. After the Closing, (a) if the Seller or any of its Affiliates receive any refund or other amount that is a Transferred Asset or is otherwise properly due and owing to the Buyer in accordance with the terms of this Agreement, the Seller promptly shall remit, or shall cause to be remitted, such amount to the Buyer and (b) if the Buyer or any of its Affiliates receive any refund or other amount that is an Excluded Asset or is otherwise properly due and owing to the Seller or any of its Affiliates in accordance with the terms of this Agreement, the Buyer promptly shall remit, or shall cause to be remitted, such amount to Seller.

Section 5.11 No Solicitation.

(a) The Buyer will not, for a period of three years following the Closing Date, without the prior written consent of the Seller, either alone or in conjunction with any other Person, directly or indirectly, or through its present or future Controlled Affiliates, hire any person who is an employee of the Seller or any of its Controlled Affiliates, solicit for hire (other than a solicitation by general advertisement) any such person or solicit any such person to terminate his or her employment with the Seller or such Controlled Affiliate, except as expressly permitted or required by Section 5.6 of this Agreement. The Seller will not, for a period of three years following the Closing Date, without the prior written consent of the Buyer, either alone or in conjunction with any other Person, directly or indirectly, or through its present or future Controlled Affiliates, hire any person who is an employee of the Business, or solicit for hire

(other than a solicitation by general advertisement) any such person or solicit any such person to terminate his or her employment with the Buyer or any of its Controlled Affiliates.

(b) The Parties agree that any remedy at law for any breach by either of them of this Section 5.11 would be inadequate, and that the Buyer or the Seller, as the case may be, would be entitled to injunctive relief in such a case. If it is ever held that this restriction on the Parties is too onerous and is not necessary for the protection of either of them, the Parties agree that any court of competent jurisdiction may impose such lesser restrictions which such court may consider to be necessary or appropriate properly to protect the Buyer or the Seller or EMS Brazil, as the case may be.

Section 5.12 Agreement Not to Compete.

(a) The Seller understands that the Buyer shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that the Buyer would not have entered into this Agreement absent the provisions of this Section 5.12 and, therefore, for a period of three years from the Closing, the Seller shall not, and shall cause each of its Affiliates (which, for purposes of this Section 5.12(a), shall mean only any other Person that directly or indirectly through one or more intermediaries, is Controlled by the Seller) not to, directly or indirectly, engage in any Restricted Activities.

(b) Section 5.12(a) shall be deemed not breached (i) solely as a result of the ownership by the Seller or any of its Affiliates of less than an aggregate of 5% of any class of stock of a Person engaged, directly or indirectly, in Restricted Activities, or (ii) as a result of the Seller or any of its Affiliates acquiring directly or indirectly any diversified business having less than thirty-five (35%) of its annual revenues (based on such business’s latest annual financial statements) attributable to Restricted Activities; provided, however, that the Seller is affirmatively taking actions to divest such business and completes such divestiture within twelve (12) months following the closing of such acquisition.

(c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article VIII and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 5.12(a). The Buyer shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

Section 5.13 Bulk Transfer Laws. The Buyer hereby waives compliance by the Seller with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the Transferred Assets to the Buyer.

Section 5.14 Public Announcements. On and after the date hereof and through the Closing Date, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and no Party shall issue any press release or make any public statement prior to obtaining the other Party’s written approval, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent disclosure may be required by applicable Law or any listing agreement of either Party, in which case the Party required to make the release or announcement shall, to the extent practicable, allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.15 SelectaCell Payments.

(a) In consideration for the Seller’s sale and assignment of the Transferred Assets and the other terms and conditions to be observed and performed by the Seller as set forth in this Agreement, the Buyer will pay to the Seller a royalty payment (a “Royalty Payment”) equal to three percent (3%) of Net Sales of SelectaCell Products for a period commencing on the First Commercial Sale of a SelectaCell Product and ending on December 31, 2010 (the “Royalty Period”); provided, however, that (i) the Buyer shall not have any obligation hereunder to make such a Royalty Payment except to the extent that the Net Sales of Products during the Royalty Period equals or exceeds $40,000,000 (the “Target Amount”) (and only with respect to such excess); and (ii) if Net Sales of Products during the Royalty Period equal or exceed the Target Amount, in addition to any Royalty Payments, the Buyer shall pay to the Seller an amount equal to $2,000,000 (the “Target SelectaCell Payment”) upon the aggregate amount of the Net Sales of SelectaCell Products equaling or exceeding the Target Amount.

(b) The Initial SelectaCell Payment will be paid by the Buyer to the Seller within 30 days of the Buyer achieving the Target Amount during the Royalty Period. Thereafter, Royalty Payments will be paid by the Buyer to the Seller within thirty days of the close of each calendar quarter during the term of the Royalty Period. If the Buyer fails to make the Initial SelectaCell Payment or any Royalty Payment when due, such payments will accrue interest at the Agreed Rate. The Buyer will keep or cause to be kept accurate written records of the Net Sales of all SelectaCell Products sold for so long as it is required to make any payments pursuant to this Section 5.15, and shall supply the Seller with a written summary thereof at the time of making the Initial SelectaCell Payment or any Royalty Payments. The Seller will have the right to have an independent certified public accounting firm, reasonably acceptable to the Buyer, inspect the Buyer’s records relating to SelectaCell Products and the Initial SelectaCell Payment or any Royalty Payments payable with respect thereto for a period of two years after the calendar year to which they pertain, during normal business hours and upon not less than 10 days’ advance notice to the Buyer.

Section 5.16 Authority to Collect Receivables. From and after the Closing, the Buyer shall have the right and authority to collect for its own account all Receivables and other related items that are included in the Transferred Assets and to endorse with the name of the Seller any checks or drafts received with respect to any Receivables or such other related items. The Seller shall promptly deliver to the Buyer any cash or other property received directly or indirectly by it with respect to the Receivables and such other related items.

Section 5.17 Product Warranties.

(a) Within 60 days after each of the first and the second anniversaries of the Closing Date, the Buyer shall deliver to the Seller a statement of the Product Warranty Costs for the one-year period immediately preceding such anniversary and the Buyer’s calculation of Seller’s Product Warranty Share, if any (the “Product Warranty Costs Schedule”) for such period. The Buyer shall provide the Seller with any information used in preparing the Product Warranty Costs Schedule as the Seller may reasonably request. The Product Warranty Costs Schedule shall become final and binding on the 20th Business Day following delivery thereof, unless prior to the end of such period, the Seller delivers to the Buyer written notice of its disagreement (the “Product Warranties Notice of Disagreement”) specifying the nature and amount of any disputed item.

(b) If the Seller delivers a Product Warranties Notice of Disagreement to the Buyer pursuant to Section 5.17(a), then the Parties shall resolve such disagreement in accordance with the procedures set forth in Section 2.9(c), except “Product Warranties Notice of Disagreement” shall be substituted for the phrase “Notice of Disagreement” and “Seller’s Product Warranty Share” shall be substituted for the phrase “Final Working Capital”.

(c) If the amount of Seller’s Product Warranty Share as finally determined pursuant to this Section 5.17 is greater than zero, then the Seller shall pay to the Buyer, within five Business Days after the amount of Seller’s Product Warranty Share becomes final and binding upon the Parties, the amount of Seller’s Product Warranty Share by wire transfer in immediately available funds in U.S. dollars.

(d) From the Closing Date until the second anniversary of the Closing Date, the Buyer shall furnish to the Seller in writing, within 20 days following the end of each quarter, such quarterly financial and operating data and information as may reasonably be requested by the Seller relating to any Product Warranty Costs for each individual Significant Warranty Event.

Section 5.18 Product Authorizations. Within 30 days after the end of each calendar month beginning in the month after the Closing Date, the Seller shall pay to the Buyer an amount equal to (a) $5,000, multiplied by (b) the number of days in such calendar month that the Product Authorizations described in Schedule 3.7 have not been obtained; provided, however, that the Seller shall have no obligation under this Section 5.18 if the Buyer determines not to manufacture, market, distribute or sell the products that are the subject of such Product Authorizations for any reason other than the failure to obtain such Product Authorizations; provided, further, that the obligation of the Seller under this Section 5.18 shall not exceed $900,000.

ARTICLE VI

TAX MATTERS

Section 6.1 Liability for Taxes.

(a) Each of the Buyer and the Seller shall bear and be responsible for fifty percent (50%) of any payments of, or reimbursement to Buyer for, any sales Tax, use Tax, real property transfer or gains Tax, asset transfer Tax, documentary stamp Tax or similar Tax, and any recording and filing fees that are or may be imposed by any government or political subdivision thereof, attributable to the sale or transfer of the Transferred Assets pursuant to this Agreement (collectively “Transfer Taxes”), notwithstanding the Party upon which such Taxes or fees are actually imposed.

(b) All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Transferred Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between the Seller, on one hand, and the Buyer, on the other, based on the number of days of such taxable period included in the portion of such taxable period before the Closing Date (the “Pre-Closing Tax Period”) and the number of days of such taxable period on and after the Closing Date (the “Post-Closing Tax Period”). The Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period (except to the extent that the liability for such Taxes was accrued as a current liability in the calculation of Final Net Working Capital) and the Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period (except to the extent that payment or accrual for such Taxes was accrued as a current asset in the calculation of Final Net Working Capital). The Seller or the Buyer, as the case may be, shall provide reimbursement for any Tax paid by one Party all or a portion of which is the responsibility of the other Party in accordance with the terms of this Section 6.1(b). Upon receipt of any bill or payment of any amount with respect to any such Taxes for which it is entitled to reimbursement under this Section 6.1(b), each of the Seller and the Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.1(b) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other within 10 business days after delivery of such statement.

Section 6.2 Assistance and Cooperation. After the Closing Date, each of the Seller and the Buyer shall (and cause their respective Affiliates to):

(a) assist the other Party in preparing any Tax Returns relating to the Business and the Transferred Assets;

(b) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns that are required to be filed by or with respect to the Business or the Transferred Assets or with respect to EMS Brazil;

(c) make available to the other and to any taxing authority as reasonably requested all information, records and documents relating to Taxes imposed with respect to the Business, the Transferred Assets or the Assumed Liabilities or EMS Brazil;

(d) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments relating to Taxes for which the other may have a liability under this Agreement;

(e) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such Tax;

(f) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 6.1(a) (relating to Transfer Taxes); and

(g) timely provide to the other Party powers of attorney or similar authorizations necessary to carry out the purposes of this Article VI.

Section 6.3 Section 338(g) Election. The Seller acknowledges that the Buyer may make an election under Section 338(g) of the Code and corresponding or similar elections under state, local or foreign tax law with respect to EMS Brazil. The Buyer shall provide the Seller with notice of any such election as required by the Treasury Regulations under Section 338 of the Code.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 General Conditions. The respective obligations of the Buyer and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either Party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such Party):

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(b) All material consents of, or registrations, declarations or filings with, any Governmental Authority legally required for the consummation of the transactions contemplated by this Agreement shall have been obtained or filed.

Section 7.2 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:

(a) The representations and warranties of the Buyer contained in the Transaction Documents shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct would not, individually or in the aggregate, be materially adverse to the ability of the Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby. The Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. The Seller shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.

(b) The Seller shall have received an executed counterpart of each of the Ancillary Agreements (other than the Transition Services Agreement), signed by each Party other than the Seller.

Section 7.3 Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a) The representations and warranties of the Seller contained in the Transaction Documents qualified by materiality or by Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties qualified by materiality or by Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of such specified date. The Seller shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. The Buyer shall have received from the Seller a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.

(b) The Buyer shall have received (i) an executed counterpart of each of the Ancillary Agreements, signed by each Party other than the Buyer and (ii) each of the items listed in Section 2.7(iii) through (viii) hereof.

(c) There shall be not be pending or threatened any Action (i) challenging or seeking to restrain or prohibit the transactions contemplated by the Transaction Documents, (ii) seeking to prohibit or limit the ownership or operation by the Buyer or any of its Subsidiaries of any material assets of the Buyer (including the Business) or any of its Subsidiaries, or to compel the Buyer or any of its Subsidiaries to dispose of or hold separate any material assets of the Buyer (including the Business) or any of its Subsidiaries, in each case as a result of the transactions contemplated by the Transaction Documents, (iii) seeking to impose limitations on the ability of the Buyer or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, the Transferred Assets or (iv) seeking to prohibit the Buyer or any of its Subsidiaries from effectively controlling any material respect the Business.

(d) The Buyer shall have received from the Seller a certificate of non-foreign status pursuant to Section 1445 of the Code.

(e) Each of the consents identified on Exhibit K shall have been obtained, in form and substance reasonably acceptable to the Buyer.

(f) Each Product Authorization (other than any such authorization described in Schedule 3.7) shall have been obtained.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Seller and the Buyer contained in this Agreement shall survive the Closing for purposes of this Article VIII as follows: (i) the representations and warranties contained in Sections 3.1 (Organization and Qualification), 3.2

(Authority), 3.3 (No Conflict; Required Filings and Consents), 3.4(a) (Transferred Assets), 3.5(d) (Financial Statements; No Undisclosed Liabilities), 3.22 (Capitalization), 3.21 (Brokers), 4.1 (Organization and Qualification), 4.2 (Authority), 4.3 (No Conflict; Required Filings and Consents) and 4.5 (Brokers) (collectively, the “Fundamental Representations”) and the covenants and agreements contained herein shall survive indefinitely; (ii) the representations and warranties contained in Section 3.14 (Taxes) shall survive until ninety (90) days after the expiration of all applicable statutes of limitation; (iii) the representations and warranties contained in Section 3.13 (Intellectual Property) shall survive for three years following the Closing; and (iv) all other representations and warranties contained herein shall survive for eighteen months following the Closing.

Section 8.2 Indemnification by the Seller. If the Closing occurs, the Seller shall save, defend, indemnify and hold harmless the Buyer and its Affiliates and the respective directors, stockholders, Representatives, successors and assigns of each of the foregoing (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by the Seller contained in this Agreement;

(b) any breach of any covenant or agreement by the Seller contained in this Agreement;

(c) any Excluded Liability;

(d) any failure of the Target Working Capital Amount to be determined in accordance with the guidelines in Exhibit C; and

(e) the failure to comply with the provisions of the so-called “bulk transfer laws” of any jurisdiction, if applicable.

Section 8.3 Indemnification by the Buyer. The Buyer shall save, defend, indemnify and hold harmless the Seller and its Affiliates and the respective directors, stockholders, Representatives, successors and assigns of each of the foregoing (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by the Buyer contained in this Agreement;

(b) any breach of any covenant or agreement by the Buyer contained in this Agreement; and

(c) any Assumed Liability.

Section 8.4 Procedures.

(a) In order for a Buyer Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and the amount or method of computation of the amount of such claim (if known). Thereafter, the Indemnifying Party shall promptly provide such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party assuming full responsibility for any Losses relating to the claim (subject to the limitations in Section 8.5) within 30 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party; provided, however, that if the named parties in any such Third Party Claim include both the Indemnified Party and the Indemnifying Party and representation of both Parties by the same counsel determined by qualified counsel to be inappropriate because one or more legal defenses available to such Indemnified Party is different from or additional to those available to the Indemnifying Party and is reasonably expected to create a conflict of interest between them, then such Indemnified Party may employ separate counsel to represent or defend it in any such Third Party Claim, and the Indemnifying Party shall be responsible for the fees and disbursements of such counsel. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses (on a mutually convenient basis), pertinent records, materials and information, in each case in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld). If the Indemnifying Party assumes the defense of a Third Party Claim, no compromise or settlement of such Third Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent unless (A) there is no finding or admission of any violation of applicable Law or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (C) the Indemnified Party shall have no liability with respect to such compromise or settlement. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party.

(c) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and the amount or method of computation of the amount of such claim (if known). Thereafter, the Indemnifying Party shall promptly provide such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.

(d) For purposes of determining the amount of any Excluded Liability described in Section 2.4(j) in any case in which a Tax is assessed with respect to a taxable period that includes the Closing Date (but does not begin on that day) the Taxes, if any, attributable to the taxable period of EMS Brazil beginning before and ending on or after the Closing Date shall be apportioned (i) to the Seller, for the amount of such Taxes that is attributable to the Pre-Closing Tax Period, and (ii) to the Buyer, for the amount of such Taxes that is attributable to the Post-Closing Tax Period. Any allocation of income or deductions required to determine any Taxes attributable to the Pre-Closing Tax Period and the Post-Closing Tax Period shall be made (i) in the case of income Taxes or Taxes based on or related to income or receipts or any sales or use Tax, by means of a closing of books and records of EMS Brazil as of the day preceding the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each such period, and (ii) in the case of other Taxes, on a per diem basis.

Section 8.5 Limits on Indemnification.

(a) No claim may be asserted against either Party pursuant to Section 8.2(a) or 8.3(a) (other than with respect to any Fundamental Representation), unless written notice of such claim is received by such Party in accordance with Section 8.4 on or prior to the date on which the representation or warranty on which such claim is based ceases to survive as set forth in Section 8.1, in which case such representation or warranty shall survive as to such claim until such claim has been finally resolved. No claim may be asserted against either Party under Sections 8.2(b) or 8.3(b) unless written notice of such claim is received by such Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date that is 12 months following the date by which such covenant or agreement is required to be performed, in which case such covenant or agreement shall survive as to such claim until such claim has been finally resolved.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) the Seller shall not be liable to any Buyer Indemnified Party for any claim for indemnification under Section 8.2(a) unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Seller equals or exceeds $450,000, in which case the Seller shall be liable only for the Losses in excess of such amount; (ii) the maximum aggregate amount of indemnifiable Losses which may be recovered by the Buyer Indemnified Parties under Section 8.2(a) (including, subject to clause (v) below, any Losses relating to any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement) shall be an amount equal to $11,440,000; (iii) the Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to any Loss to the extent that a specific accrual or reserve for the amount of such Loss was reflected on the Balance Sheet; (iv) the Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to any Loss to the extent that a specific accrual or reserve for the amount of such Loss was included in the calculation of Final Working Capital (as finally determined pursuant to Section 2.9); and (v) the maximum aggregate amount of indemnifiable Losses relating to any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement shall be an amount equal to $5,720,000; provided, however, that clauses (i)-(iii) and (v) of this Section 8.5(b) shall not apply to any claim for indemnification to the extent arising out of or resulting from any Excluded Liability or to the extent arising out of a breach of the representation and warranty in Section 3.16(c) or any Fundamental Representation.

(c) For all purposes of this Article VIII, “Losses” shall be net of any insurance or other recoveries received by the Indemnified Party or its Affiliates (net of any out-of-pocket costs and expenses incurred by the Indemnified Party in obtaining such recoveries) in connection with the facts giving rise to the right of indemnification.

(d) The Buyer and the Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability. In the event that the Buyer or the Seller shall fail to make such commercially reasonably efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other Party shall not be required to indemnify any Person for any loss, liability, claim, damage or expense that would reasonably be expected to have been avoided if the Buyer or the Seller, as the case may be, had made such efforts.

Section 8.6 Exclusivity. Except as specifically set forth in any of the Transaction Documents, effective as of the Closing, in the absence of fraud or willful misconduct on the part of the Seller in connection with the negotiation, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby (to the extent determined by a final judgment by a court of competent jurisdiction), the Buyer, on behalf of itself and the other Buyer Indemnified Parties, waives any rights and claims any Buyer Indemnified Party may have against the Seller, whether in law or equity, relating to the Business, the Transferred Assets, the Assumed Liabilities and/or the transactions contemplated hereby. The rights and claims waived by the Buyer Indemnified Parties include claims for contribution or other rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, breach of implied covenants, negligent misrepresentation and all other claims for breach of duty. After the Closing, subject to the foregoing and except as specifically set forth in any Transaction Document, this Article VIII will provide the exclusive remedy against the Seller for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement and/or the transactions contemplated hereby.

Section 8.7 Disclaimer of Implied Warranties. It is the explicit intent and understanding of each Party that neither Party or any of such Party’s Affiliates or Representatives is making any representation or warranty whatsoever (including any implied warranty of merchantability or fitness), oral or written, express or implied, as to the accuracy or completeness of any information regarding the Business, the Transferred Assets or the Assumed Liabilities, except as expressly set forth in any of the Transaction Documents, and neither Party is relying on any statement, representation or warranty, oral or written, express or implied, made by the other Party or such other Party’s Affiliates or Representatives, except for the representations and warranties expressly set forth in any of the Transaction Documents.

Section 8.8 Adjustment to Purchase Price. Each of the Buyer and the Seller agrees to report any indemnification payment pursuant to this Article VIII as an adjustment to the Purchase Price for federal income tax purposes.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Buyer and the Seller;

(b) (i) by the Seller, if the Buyer breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in any of the Transaction Documents and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Seller or (ii) by the Buyer, if the Seller breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in any of the Transaction Documents and such breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 7.3, (y) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (z) has not been waived by the Buyer;

(c) (i) by the Seller, if any of the conditions set forth in Section 7.1 or Section 7.2 shall have become incapable of fulfillment prior to November 30, 2006 or (ii) by the Buyer, if any of the conditions set forth in Section 7.1 or Section 7.3 shall have become incapable of fulfillment prior to November 30, 2006; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available if the failure of the Party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date;

(d) by either the Seller or the Buyer if the Closing shall not have occurred by November 30, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available if the failure of the Party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date; or

(e) by either the Seller or the Buyer in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the Party so requesting termination shall have complied with Section 5.8(c).

The Party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other Party.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either Party except (a) for the provisions of Sections 3.21 and 4.5 relating to broker’s fees and finder’s fees, Section 5.7 relating to confidentiality, Section 5.14 relating to public announcements, Section 10.1 relating to fees and expenses, Section 10.4 relating to notices, Section 10.6 relating to third-party beneficiaries, Section 10.7 relating to governing Law, Section 10.8 relating to submission to jurisdiction and this Section 9.2 and (b) that nothing herein shall relieve either Party from liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with or related to the Transaction Documents and the transactions contemplated thereby shall be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other.

Section 10.2 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each Party and otherwise as expressly set forth in this Agreement.

Section 10.3 Waiver. No failure or delay of either Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties are cumulative and are not exclusive of any rights or remedies which they would otherwise have under this Agreement. Any agreement on the part of either Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party.

Section 10.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices under this Agreement shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)	if to the Seller, to:

EMS Technologies, Inc.

660 Engineering Drive

Norcross, Georgia 30092

Attention: General Counsel

Facsimile: (770) 447-4397

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

Attention: Raymond E. Baltz, Jr.

Facsimile: (404) 572-5100

(b)	if to the Buyer, to:

Andrew Corporation

3 Westbrook Corporate Center

Westchester, Illinois 60154

Attention: Justin Choi

Facsimile: (708) 492-3732

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention: Irving L. Rotter

Facsimile: (212) 839-5599

Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter of this Agreement. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the transactions contemplated by this Agreement or by the Ancillary Agreements other than those expressly set forth in the Transaction Documents, and none shall be deemed to exist or be inferred with respect to the subject matter of this Agreement or the Ancillary Agreements.

Section 10.6 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Article VIII.

Section 10.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of New York, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of New York.

Section 10.8 Dispute Resolution. Any and all disputes between the Parties with respect to any claim or matter arising out of this Agreement that the Parties are unable to resolve after the exercise of reasonable efforts to resolve them informally, shall be resolved by binding arbitration proceedings and such dispute shall be resolved and settled by arbitration before a single arbitrator pursuant to the Federal Arbitration Act (9 U. S. C. Section 1 et seq.) in accordance with the Commercial Arbitration Rules of the American Arbitration Association and following the laws of the State of New York. The decision of the arbitrator shall be final and binding upon the Parties and judgment upon the award may be entered in any court having jurisdiction thereof in the State of New York. The Parties agree that the arbitrator shall not be authorized to award punitive damages. The arbitration shall take place in the city of New York, New York and the expenses of the arbitration shall be paid by the losing Party. The Parties acknowledge that this provision concerning arbitration and in particular the place of arbitration is a vital part of this Agreement upon which the Parties have relied in entering into this Agreement.

Section 10.9 Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is readily apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth in this Agreement shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 10.10 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Seller or the Buyer or any officer, director, employee, Representative or investor of either the Buyer or the Seller.

Section 10.11 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that the Buyer may, at any time prior to the Closing, assign to any Affiliate of the Buyer the Buyer’s right to purchase the Quotas without the consent of the Seller; provided, further, that any such assignment of such right by the Buyer shall not relieve the Buyer of any of its obligations hereunder, including with respect to the Quotas.

Section 10.12 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court sitting in the City of New York, New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 10.13 No Presumption Against Drafting Party. Each of the Buyer and the Seller acknowledges that each Party has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

Section 10.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 10.16 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 10.17 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 10.18 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.19 Exchange Rate. Any amounts under this Agreement that need to be converted from U.S. Dollars into Brazilian Reais, or vice-versa, shall be converted by the exchange rate PTAX 800 for purchase published by the Central Bank of Brazil on the second Business Day prior to the relevant date of conversion.

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IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ANDREW CORPORATION

By:	/s/ John DeSana
Name:	John DeSana
Title:	Executive Vice President &
Group President

EMS TECHNOLOGIES, INC.

By:	/s/ Paul B. Dormorski
Name:	Paul B. Dormorski
Title:	CEO/President, EMS Technologies